9/11

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Grupo Gigante, S.A. de C.V.

*CURRENT ADDRESS

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3140 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/16/02

LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MOSCÚ
PARÍS
PRAGA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 - 5º PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO

TELÉFONO: (52) 5-540-9600
TELEFAX: (52) 5-540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY
CIUDAD DE HO CHI MINH
HANOI
HONG KONG
JAKARTA
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIYADH

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO

File Number 82-3142

August 29, 2002

SEP 1 0 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

AR/S
12-31-01

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

02 SEP 11 AM 12:41

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the first quarter of 2002, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2002, provided to the BMV;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), English summary of the letters addressed to the BMV, to the National Banking and Securities Commission (the "CNBV") and to S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (the "Indeval"), regarding publication of summons to the Company's General Ordinary and Extraordinary Shareholders' Meeting;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), English summary of the letters addressed to the BMV and to the CNBV by the Secretary of the Board of Directors stating that the Minute Book of Stockholder's Meetings, the Minute Book of the Board of Directors' Meetings, the Registry of Shares and the Registry of Changes to the Capital Stock of the Company are updated;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of the summons to the Company's General Ordinary and Extraordinary Shareholders' Meeting published in the newspapers "Reforma" and "El Financiero" on March 15, 2002.

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), English summary of the General Ordinary and Extraordinary Shareholders' Meeting held on April 3rd, 2002 and the corresponding attendance list;

(G) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2001 Annual Report provided to the shareholders;

(H) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding the Company's Chief Executive Office Report's clarification, dated April 4, 2002;

(I) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding the acquisition of three real estate properties, dated May 3, 2002;

(J) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding explanation of judicial proceedings between Gigante and Blanco, June 26, 2002;

(K) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), English summary and translation of the executive summary of the Annual Report for the year 2001 submitted on June 27, 2002 to the CNBV and to the BMV, in compliance with Rule 11-33 of the CNBV;

(L) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 27, 2002 to the CNBV and to the BMV, in compliance with Rule 11-33 of the CNBV; and

(M) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of a notice to shareholders published in the Official Gazette of the Federation on April 10, 2002, regarding offering of shares and exercise of preemptive rights.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

A

STOCK EXCHANGE CODE: **GIGANTE** Quarter: 1 Year: 2002

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**19,256,139**	100	**17,636,706**	100
2	**CURRENT ASSETS**	**5,345,830**	**28**	**4,254,535**	**24**
3	CASH AND SHORT-TERM INVESTMENTS	568,878	3	59,503	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	192,172	1	297,296	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	566,699	3	421,679	2
6	INVENTORIES	3,719,554	19	3,301,076	19
7	OTHER CURRENT ASSETS	298,527	2	174,981	1
8	**LONG-TERM**	**135,787**	**1**	**19,622**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	19,622	0
11	OTHER INVESTMENTS	135,787	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**13,253,187**	**69**	**12,779,125**	**72**
13	PROPERTY	12,104,029	63	11,445,428	65
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	5,958,607	31	5,475,694	31
16	ACCUMULATED DEPRECIATION	5,118,447	27	4,205,762	24
17	CONSTRUCTION IN PROGRESS	308,998	2	63,765	0
18	**DEFERRED ASSETS (NET)**	**454,829**	**2**	**500,585**	**3**
19	**OTHER ASSETS**	**66,506**	**0**	**82,839**	**0**
20	**TOTAL LIABILITIES**	**7,603,640**	**100**	**6,049,915**	**100**
21	**CURRENT LIABILITIES**	**5,757,656**	**76**	**4,863,728**	**80**
22	SUPPLIERS	3,461,819	46	3,063,634	51
23	BANK LOANS	1,262,000	17	1,146,027	19
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	90,005	1	69,637	1
26	OTHER CURRENT LIABILITIES	943,832	12	584,430	10
27	**LONG-TERM LIABILITIES**	**520,272**	**7**	**38,532**	**1**
28	BANK LOANS	500,000	7	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	20,272	0	38,532	1
31	**DEFERRED LOANS**	**1,325,712**	**17**	**1,147,655**	**19**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLI**	**11,652,499**	100	**11,586,791**	100
34	**MINORITY INTEREST**	**41,929**			
35	**MAJORITY INTEREST**	**11,610,570**	**100**	**11,586,791**	**100**
36	**CONTRIBUTED CAPITAL**	**8,031,655**	**69**	**8,049,111**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,685	1	104,725	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,008,151	17	2,024,099	17
39	PREMIUM ON SALES OF SHARES	5,918,819	51	5,920,287	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,578,915**	**31**	**3,537,680**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,477,616	98	10,839,534	94
43	REPURCHASE FUND OF SHARES	1,441,731	12	1,425,460	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,512,949)	(82)	(8,909,652)	(77)
45	NET INCOME FOR THE YEAR	172,517	1	182,338	2

02 SEP 11 AM 12:41

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**568,878**	**100**	**59,503**	**100**
46	CASH	461,989	81	23,453	39
47	SHORT-TERM INVESTMENTS	106,889	19	36,050	61
18	**DEFERRED ASSETS (NET)**	**454,829**	**100**	**500,585**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	50,208	11	58,515	12
49	GOODWILL	404,621	89	442,070	88
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,757,656**	**100**	**4,863,728**	**100**
52	FOREING CURRENCY LIABILITIES	330,796	6	260,336	5
53	MEXICAN PESOS LIABILITIES	5,426,860	94	4,603,392	95
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**943,832**	**100**	**584,430**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	1,566	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	943,632	100	582,864	100
27	**LONG-TERM LIABILITIES**	**520,272**	**100**	**38,532**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	520,272	100	38,532	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**20,272**	**100**	**38,532**	**100**
63	OTHER LOANS WITH COST	20,272	100	38,532	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,325,712**	**100**	**1,147,655**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,325,712	100	1,147,655	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,512,949)**	**100**	**(8,909,652)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(250,439)	(3)	(250,439)	(3)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,262,510)	(97)	(8,659,213)	(97)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(411,826)	(609,193)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	515	506
75	EMPLOYERS (*)	11,966	11,778
76	WORKERS (*)	19,490	19,186
77	CIRCULATION SHARES (*)	977,768,148	978,140,448
78	REPURCHASED SHARES (*)	8,120,967	7,748,667

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	6,942,626	100	6,634,365	100
2	COST OF SALES	5,420,221	78	5,228,202	79
3	**GROSS INCOME**	1,522,405	22	1,406,163	21
4	OPERATING	1,291,284	19	1,151,158	17
5	**OPERATING INCOME**	231,121	3	255,005	4
6	TOTAL FINANCING COST	(30,240)	0	(3,717)	0
7	**INCOME AFTER FINANCING COST**	261,361	4	258,722	4
8	OTHER FINANCIAL OPERATIONS	10,105	0	7,457	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	251,256	4	251,265	4
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	75,151	1	69,488	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	176,105	3	181,777	3
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	1,024	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	176,105	3	182,801	3
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	176,105	3	182,801	3
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(974)	0	463	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	177,079	3	182,338	3
19	NET INCOME OF MINORITY INTEREST	4,562			
20	**NET INCOME OF MAJORITY INTEREST**	172,517	2	182,338	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**6,942,626**	**100**	**6,634,365**	**100**
21	DOMESTIC	6,839,787	99	6,541,409	99
22	FOREIGN	102,839	1	92,956	1
23	TRANSLATED INTO DOLLARS (***)	11,411	0	10,175	0
6	**TOTAL FINANCING COST**	**(30,240)**	**100**	**(3,717)**	**100**
24	INTEREST PAID	55,799	185	58,872	1,584
25	EXCHANGE LOSSES	11,794	39	2,982	80
26	INTEREST EARNED	3,860	13	6,317	170
27	EXCHANGE PROFITS	12,646	42	3,220	87
28	GAIN DUE TO MONETARY POSITION	(81,327)	(269)	(56,034)	(1,508)
8	**OTHER FINANCIAL OPERATIONS**	**10,105**	**100**	**7,457**	**100**
29	OTHER NET EXPENSES (INCOME) NET	10,105	100	7,457	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**75,151**	**100**	**69,488**	**100**
32	INCOME TAX	29,235	39	34,727	50
33	DEFERED INCOME TAX	44,393	59	33,999	49
34	WORKERS' PROFIT SHARING	1,523	2	762	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GIGANTE   QUARTER: 1   YEAR: 2002

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	6,929,745	6,580,875
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,332,180	28,741,472
39	OPERATION INCOME (**)	1,060,258	1,270,285
40	NET INCOME OF MAYORITY INTEREST(**)	628,023	1,034,313
41	NET CONSOLIDATED INCOME (**)	653,996	1,034,313

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**177,079**	**182,338**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	149,806	142,258
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**326,885**	**324,596**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,224,166)	(1,047,162)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(897,281)**	**(722,566)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,274,270	580,950
7	CASH FLOW FROM INTERNAL FINANCING	551	2,670
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,274,821**	**583,620**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(286,837)**	**(111,387)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	90,703	(250,333)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	478,175	309,836
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	568,878	59,503

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**149,806**	**142,258**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	149,806	143,282
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	(1,024)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,224,166)**	**(1,047,162)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	479,466	284,034
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	347,247	36,531
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(174,982)	(89,904)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,800,952)	(1,093,466)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(74,945)	(184,357)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,274,270**	**580,950**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,262,000	517,566
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	22,902	71,700
27	(-) BANK FINANCING AMORTIZATION	(6,870)	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(3,762)	(8,316)
7	**CASH FLOW FROM INTERNAL FINANCING**	**551**	**2,670**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6)	16,002
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	557	(13,332)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(286,837)**	**(111,387)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(135,787)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(151,315)	(80,864)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	265	(30,523)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.55	%	2.75	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	5.41	%	8.93	%
3	NET INCOME TO TOTAL ASSETS (**)	3.40	%	5.86	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	45.93	%	30.73	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.58	times	1.63	times
7	NET SALES TO FIXED ASSETS (**)	2.29	times	2.25	times
8	INVENTORIES ROTATION (**)	5.24	times	3.54	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	4	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	23.44	%	30.77	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	39.49	%	34.30	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.65	times	0.52	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.35	%	4.30	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	3.93	%	0.30	%
15	OPERATING INCOME TO INTEREST PAID	4.14	times	4.33	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.99	times	4.75	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	0.87	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.28	times	0.20	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70	times	0.70	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	9.88	%	1.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.71	%	4.89	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.63)	%	(15.78)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(16.08)	times	(12.27)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.96	%	99.54	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.04	%	0.46	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	52.75	%	72.60	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.64		$	1.06	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.64		$	1.06	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.64		$	1.06	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	11.87		$	11.85	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.65	times		1.30	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		23.98	times		15.32	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

CORRESPONDEN A 11,411 MILES DE DOLARES A $9.0125 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES CAL.

CORRESPONDS TO EARNINGS OF TH STATES LOCATED IN LOS ANGELES, CALIFORNIA EQUIVALENT TO US$11,411, AT AN EXCHANGE RATE OF $9.0125 PESOS PER DOLLAR.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*

SIFIC/ICS

Ticker: Gigante **Quarter: 1 Year: 2002**

Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

April 26, 2002

Net sales reached 6.943 million pesos, a 4.6% increase over the first quarter of 2001. Same stores sales showed a 2.0% decrease. We expect a more dynamic market in the second half of the year.

Gross margin in the first quarter of this year was 21.9%, an increase of 70 basis points over the 21.2% margin of the same period of the previous year. This increase was due principally to the mix of products sold in our office and electronics business.

First quarter operating expenses as a percentage of sales stood at 18.6% from 17.4% in the first quarter of the year 2001.

Operating income in the first quarter of 2002 rose to 231 million pesos, reaching a 3.3% margin as a percentage of net sales.

Net income in the first quarter rose to 173 million pesos, a 5.4% decrease compared to previous year. Net margin during the first quarter represented 2.5% of sales, compared to the 2.7% in first quarter of 2001.

Among the strategic objectives of Grupo Gigante is its increased participation in the different business segments in which it has a presence. As a consequence of this strategy, we made two important announcements to the investment community during the quarter. In the first announcement made at the beginning of January, we informed that Grupo Gigante and PriceSmart had agreed to invest $40 million in a new company in which each party would own 50%. This new venture will open PriceSmart's first four stores in Mexico, of which two will open at the end of 2002, and two in the middle of 2003.

In February, we announced that through our strategic alliance with Office Depot, Inc., operations will expand in Central America, opening new points of sale in Guatemala and Costa Rica during 2002.

Openings in the first quarter of 2002 were two Office Depot Stores, one in the city of Reynosa, Tamps., and the other in the metropolitan area of Mexico City; two Radio Shack stores in the city of Monterrey, and a SuperPrecio store in Mexico City. We also decided to close down three Super G stores and one SuperPrecio store.

At the end of the first quarter, Grupo Gigante had 436 integrated units in operation: 106 Gigante stores (624,974m^2 of sales area), 54 Bodegas Gigante stores (206,640 m^2 of sales area), 63 Super G stores (132,539m^2 of sales area), 42 SuperPrecio stores (15,160m^2 of sales area), 65 Office Depot stores (125,352m^2 of sales area), and 36 Toks Cafeterias, 5 specialized restaurants and 65 Radio Shack stores (7,333m^2 of sales area).

Sincerely

Roberto Salvo Horvilleur
Chief Executive Officer

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,729,500
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	2,004,999	99.98	20,050	(16,985)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,626,853
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	33,672,983	99.99	34,453	344,310
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,085	502,281
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	177,720
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50.00	277,516	612,398
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	796
9 GIGANTE HOLDING INTERNATIONAL	AUTOSERVICIO	20,100,000	99.99	188,461	79,363
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	415,158
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	7,114,999	99.98	71,150	57,043
12 CENTRAL DE FRANQUICIAS, S.A. DE C.V.	USO DE MARCAS	49,999	99.98	50	249
13 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS	4,999	99.98	50	(901)
14 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	31
15 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,336,252	51.00	66,600	43,639
16 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	8,066
TOTAL INVESTMENT IN SUBSIDIARIES				**3,847,784**	**9,579,521**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**135,787**
TOTAL					**9,715,308**

TRANSLATION OF THE SECOND COLUMN "MAIN ACTIVITIES"

1. self-service
2. rendering of administrative services
3. real estate
4. restaurants
5. real estate
6. real estate
7. office supply
8. rendering of administrative services
9. self-service
10. real estate
11. self-service
12. use of brands
13. rendering of services
14. purchase and sale, import and export
15. electrical appliances
16. use of brands

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,949,169	378,924	2,570,245	4,754,888	1,496,499	5,828,634
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	89,038	36,932	52,106	110,629	91,988	70,747
OFFICE EQUIPMENT	170,898	110,244	60,654	240,134	88,940	211,848
COMPUTER EQUIPMENT	643,021	306,128	336,893	374,119	186,274	524,738
OTHER	2,017,191	1,127,077	890,114	2,313,577	1,295,441	1,908,250
DEPRECIABLES TOTAL	**5,869,317**	**1,959,305**	**3,910,012**	**7,793,347**	**3,169,142**	**8,544,217**
NOT DEPRECIATION ASSETS						
GROUNDS	888,183	0	888,183	3,511,789	0	4,399,972
CONSTRUCTIONS IN PROCESS	263,991	0	263,991	45,007	0	308,998
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,152,174**	**0**	**1,152,174**	**3,556,796**	**0**	**4,708,970**
TOTAL	**7,021,491**	**1,959,305**	**5,062,186**	**11,350,143**	**3,169,142**	**13,253,187**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	8.65	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	01/04/2002	9.40	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	01/04/2002	9.15	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	01/04/2002	9.10	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	01/04/2002	8.80	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	01/04/2002	8.45	130,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	01/04/2002	8.45	180,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	01/04/2002	8.65	100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	08/04/2002	8.20	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	08/04/2002	8.00	310,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/04/2002	9.50	230,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/04/2002	9.07	110,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN	15/04/2002	8.95	130,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			1,262,000	500,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
AUTOSERVICIO			2,835,738	0	0	0	0	0	0	0	260,776	0	0	0	0	0
PAPELERIA			250,740	0	0	0	0	0	0	0	36,750	0	0	0	0	0
RESTAURANTE			15,047	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRONICOS			29,498	0	0	0	0	0	0	0	33,270	0	0	0	0	0
TOTAL SUPPLIERS			3,131,023	0	0	0	0	0	0	0	330,796	0	0	0	0	0
VARIOS			943,832	20,272	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			943,832	20,272	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			5,336,855	520,272	0	0	0	0	0	0	330,796	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	3	27	0	0	27
TOTAL	**3**	**27**			**27**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	61,617	563,543	0	0	563,543
INVESTMENTS	15,000	136,950	0	0	136,950
OTHER	17,669	76,465	0	0	76,465
TOTAL	**94,286**	**776,958**			**776,958**
NET BALANCE	**(94,283)**	**(776,931)**			**(776,931)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**25,761**	**232,171**	0	0	**232,171**
LIABILITIES POSITION	**36,694**	**330,796**			**330,796**
SHORT TERM LIABILITIES POSITION	36,694	330,796	0	0	330,796
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(10,933)**	**(98,625)**			**(98,625)**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 31 DE MARZO DE 2002 ES DE $9.01250 PARA ACTIVOS Y $9.0150 PARA PASIVOS

EXCHANGE RATE AS OF MARCH 31, 2002 IS $9.01250 FOR ASSETS, AND $9.0150 FOR LIAB ILITIES.

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,524,876	(9,602,883)	(6,078,006)	0.01	55,918
FEBRUARY	3,056,564	(8,617,512)	(5,560,948)	0.00	(3,575)
MARCH	3,301,085	(8,939,667)	(5,638,582)	0.01	28,757
ACTUALIZATION:	0	0	0	0.00	227
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**81,327**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA NON - APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO	615,659	100
BODEGA GIGANTE	AUTOSERVICIO	206,640	100
SUPER G	AUTOSERVICIO	132,539	100
RADIO SHACK	ELECTRONICOS	7,333	100
OFFICE DEPOT	ARTICULOS DE OFICINA	125,352	100
CAFETERIAS TOKS	RESTAURANTES	9,001	100
GIGANTE HOLDING	AUTOSERVICIO	9,315	100
TIENDAS SUPER PRECIO	AUTOSERVICIO	15,160	100

NOTES

self-service
self-service
self-service
electronic products
office supply
restaurants
self-service
self-service

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO					

NON APPLICABLE

NOTES

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TDAS AUTOSERVICIO				6,839,787			
TOTAL				6,839,787			

SELF-SERVICE STORES

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TDAS AUTOSERVICIO				102,839			
TOTAL				102,839			

NOTES

LAS VENTAS CORRESPONDEN A 11,411 MILES DE DOLARES EFECTUADAS POR LAS TIENDAS UBICADAS EN LOS ANGELES, CAL.

CORRESPOND TO US$11,411 OF SALES CARRIED OUT BY THE STORES LOCATED IN LOS ANGELES, CALIFORNIA.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 2,520,725

Number of shares Outstanding at the Date of the NFEA: (Units) — 977,832,348

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 2,520,725

Number of shares Outstanding at the Date of the NFEA: (Units) — 977,768,148

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000** — 0

Number of shares Outstanding at the Date of the NFEA :
(Units) — 0

STOCK EXCHANGE CO GIGANTE
RAZON SOCIAL: **GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: 1 YEAR: 2002

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 185,098

Number of Shares Outstanding at the Date of the NFEAR: (Units) 977,832,348

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2002 185,098

Number of shares Outstanding at the Date of the NFEAR (Units) 977,768,148

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	176,734,102	801,034,046		977,768,148	18,922	85,763
TOTAL			**176,734,102**	**801,034,046**	**0**	**977,768,148**	**18,922**	**85,763**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
977,768,148
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
UNICA	8,120,967	11.20000	10.12000

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ROBERTO SALVO HORVILLEUR
DIRECTOR GENERAL

C.P. FEDERICO CORONADO BROSIG
DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., AT MAY 3 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/03/2002 16:41

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	DON ANGEL LOSADA GOMEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/03/2002 16:41

TITLE MSE: CHIEF FINANCIAL OFFICER
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: FEDERICO CORONADO BROSIG
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8187
FAX: 5269-8308
E-MAIL: fcoronad@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: IGNACIO TOUSSAINT MANRIQUEZ
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8211
FAX: 5269-8308
E-MAIL: finanzas@gigante.com.mx

TITLE MSE: SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: fsalmero@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE: ASSISTANT LEGAL DIRECTOR
NAME: FRANCISCO PEREZ LOBATO
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8395
FAX: 5269-8308
E-MAIL: fperez@gigante.com.mx

TITLE MSE: SECRETARY OF THE BOARD OF DIRECTORS
TITLE: SECRETARY OF THE BOARD OF DIRECTORS
NAME: JAVIER MARTINEZ DEL CAMPO
ADDRESS: BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY: BOSQUES DE LAS LOMAS
ZIP CODE: 55120
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5259-5353
FAX: 5259-5259
E-MAIL: jmdc@domc.com.mx

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/03/2002 16:41

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	JAVIER MARTINEZ DEL CAMPO
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5259-5353
FAX:	5259-5259
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	IGNACIO TOUSSAINT MANRIQUEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	IGNACIO TOUSSAINT MANRIQUEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
EMAIL:	finanzas@gigante.com.mx

---

*Electronic Communication System Established by the Mexican Stock Exchange

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**   Quarter: **2**   Year: **2002**

GRUPO GIGANTE, S.A. DE C.V.

B

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**19,746,468**	**100**	**18,779,177**	**100**
2	**CURRENT ASSETS**	**5,553,953**	**28**	**5,278,084**	**28**
3	CASH AND SHORT-TERM INVESTMENTS	210,711	1	266,533	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	411,007	2	505,484	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	546,169	3	615,701	3
6	INVENTORIES	4,080,080	21	3,668,564	20
7	OTHER CURRENT ASSETS	305,986	2	221,802	1
8	**LONG-TERM**	**150,000**	**1**	**22,109**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	22,109	0
11	OTHER INVESTMENTS	150,000	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**[illegible],516,364**	**68**	**12,925,589**	**69**
13	PROPERTY	2,367,488	63	11,692,160	62
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	6,099,749	31	5,824,368	31
16	ACCUMULATED DEPRECIATION	5,314,671	27	4,706,765	25
17	CONSTRUCTION IN PROGRESS	363,798	2	115,826	1
18	**DEFERRED ASSETS (NET)**	**460,488**	**2**	**473,841**	**3**
19	**OTHER ASSETS**	**65,663**	**0**	**79,554**	**0**
20	**TOTAL LIABILITIES**	**7,952,570**	**100**	**7,002,932**	**100**
21	**CURRENT LIABILITIES**	**6,162,960**	**77**	**5,777,070**	**82**
22	SUPPLIERS	3,742,412	47	4,046,429	58
23	BANK LOANS	1,757,500	22	1,048,775	15
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	123,652	2	50,609	1
26	OTHER CURRENT LIABILITIES	539,396	7	631,257	9
27	**LONG-TERM LIABILITIES**	**517,685**	**7**	**36,285**	**1**
28	BANK LOANS	500,000	6	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	17,685	0	36,285	1
31	**DEFERRED LOANS**	**1,271,925**	**16**	**1,189,577**	**17**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,793,898**	**100**	**11,776,245**	**100**
34	**MINORITY INTEREST**	**40,543**			
35	**MAJORITY INTEREST**	**11,753,355**	**100**	**11,776,245**	**100**
36	**CONTRIBUTED CAPITAL**	**8,133,316**	**69**	**8,163,542**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,706	1	104,725	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,034,377	17	2,065,682	18
39	PREMIUM ON SALES OF SHARES	5,994,233	51	5,993,135	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,620,039**	**31**	**3,612,703**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,620,085	99	10,967,660	93
43	REPURCHASE FUND OF SHARES	1,460,753	12	1,443,892	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,716,098)	(82)	(9,121,782)	(77)
45	NET INCOME FOR THE YEAR	255,299	2	322,933	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**

GRUPO GIGANTE, S.A. DE C.V.

Quarter: **2** Year: **2002**

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**210,711**	**100**	**266,533**	**100**
46	CASH	196,221	93	217,471	82
47	SHORT-TERM INVESTMENTS	14,490	7	49,062	18
18	**DEFERRED ASSETS (NET)**	**460,488**	**100**	**473,841**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	59,771	13	32,341	7
49	GOODWILL	400,717	87	441,500	93
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,162,960**	**100**	**5,777,070**	**100**
52	FOREING CURRENCY LIABILITIES	422,259	7	219,771	4
53	MEXICAN PESOS LIABILITIES	5,740,701	93	5,557,299	96
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**539,396**	**100**	**631,257**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	941	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	539,396	100	630,316	100
27	**LONG-TERM LIABILITIES**	**517,685**	**100**	**36,285**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	517,685	100	36,285	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**17,685**	**100**	**36,285**	**100**
63	OTHER LOANS WITH COST	17,057	96	36,285	100
64	OTHER LOANS WITHOUT COST	628	4	0	0
31	**DEFERRED LOANS**	**1,271,925**	**100**	**1,189,577**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,271,925	100	1,189,577	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,716,098)**	**100**	**(9,121,782)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(252,595)	(3)	(252,595)	(3)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,463,503)	(97)	(8,869,187)	(97)

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(609,007)	(498,986)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	554	511
75	EMPLOYERS (*)	12,489	11,737
76	WORKERS (*)	20,742	18,969
77	CIRCULATION SHARES (*)	977,968,505	978,140,448
78	REPURCHASED SHARES (*)	8,120,967	7,748,667

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**14,353,591**	**100**	**14,021,369**	**100**
2	COST OF SALES	11,376,499	79	11,118,488	79
3	**GROSS INCOME**	**2,977,092**	**21**	**2,902,881**	**21**
4	OPERATING	2,602,540	18	2,421,723	17
5	**OPERATING INCOME**	**374,552**	**3**	**481,158**	**3**
6	TOTAL FINANCING COST	(20,306)	0	4,128	0
7	**INCOME AFTER FINANCING COST**	**394,858**	**3**	**477,030**	**3**
8	OTHER FINANCIAL OPERATIONS	21,485	0	17,307	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**373,373**	**3**	**459,723**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	115,215	1	130,149	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**258,158**	**2**	**329,574**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	3,389	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**258,158**	**2**	**332,963**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**258,158**	**2**	**332,963**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(211)	0	10,030	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**258,369**	**2**	**322,933**	**2**
19	NET INCOME OF MINORITY INTEREST	3,070			
20	**NET INCOME OF MAJORITY INTEREST**	**255,299**	**2**	**322,933**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**14,353,591**	**100**	**14,021,369**	**100**
21	DOMESTIC	14,134,301	98	13,796,064	98
22	FOREIGN	219,290	2	225,305	2
23	TRANSLATED INTO DOLLARS (***)	22,017	0	22,621	0
6	**TOTAL FINANCING COST**	**(20,306)**	**100**	**4,128**	**100**
24	INTEREST PAID	133,300	656	127,980	3,100
25	EXCHANGE LOSSES	89,693	442	5,746	139
26	INTEREST EARNED	4,407	22	10,760	261
27	EXCHANGE PROFITS	83,029	409	17,078	414
28	GAIN DUE TO MONETARY POSITION	(155,863)	(768)	(101,760)	(2,465)
8	**OTHER FINANCIAL OPERATIONS**	**21,485**	**100**	**17,307**	**100**
29	OTHER NET EXPENSES (INCOME) NET	21,485	100	17,307	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**115,215**	**100**	**130,149**	**100**
32	INCOME TAX	69,446	60	45,424	35
33	DEFERED INCOME TAX	43,264	38	83,406	64
34	WORKERS' PROFIT SHARING	2,505	2	1,319	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 2 YEAR: 2002

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	14,354,489	13,921,282
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,750,767	29,496,617
39	OPERATION INCOME (**)	989,336	1,299,927
40	NET INCOME OF MAYORITY INTEREST(**)	576,116	1,056,846
41	NET CONSOLIDATED INCOME (**)	600,864	1,056,846

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**258,369**	**322,933**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	238,154	307,386
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**496,523**	**630,319**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,962,742)	(2,025,748)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,466,219)**	**(1,395,429)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,737,691	1,639,263
7	CASH FLOW FROM INTERNAL FINANCING	3,650	569,184
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,741,341**	**2,208,447**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(548,522)**	**(1,248,424)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(273,400)	(435,406)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	484,111	701,939
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	210,711	266,533

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**238,154**	**307,386**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	302,813	290,928
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(64,659)	16,458
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,962,742)**	**(2,025,748)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	268,965	(81,468)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(28,586)	(1,051,006)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(157,941)	(10,660)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,585,684)	(866,682)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(459,496)	(15,932)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,737,691**	**1,639,263**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,757,500	1,031,712
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(13,162)	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	1,189,577
27	(-) BANK FINANCING AMORTIZATION	0	(544,802)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(6,647)	(37,224)
7	**CASH FLOW FROM INTERNAL FINANCING**	**3,650**	**569,184**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	14	(959,488)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	3,636	1,528,672
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(548,522)**	**(1,248,424)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(150,000)	(23,745)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(398,522)	(1,243,431)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	18,752

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.80 %	2.30 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.90 %	8.97 %
3	NET INCOME TO TOTAL ASSETS (**)	3.04 %	5.63 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	60.33 %	31.51 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.56 times	1.57 times
7	NET SALES TO FIXED ASSETS (**)	2.28 times	2.28 times
8	INVENTORIES ROTATION (**)	5.27 times	5.34 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	5 days	6 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.54 %	40.11 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	40.27 %	37.29 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.67 times	0.59 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.31 %	3.14 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	3.83 %	0.28 %
15	OPERATING INCOME TO INTEREST PAID	2.81 times	3.76 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.87 times	4.21 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.90 times	0.91 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.24 times	0.28 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70 times	0.75 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.42 %	4.61 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	3.46 %	4.50 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(13.67) %	(14.45) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(11.00) times	(10.90) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.79 %	74.23 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.21 %	25.77 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	72.65 %	99.60

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.59		$ 1.08	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.59		$ 1.08	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.59		$ 1.08	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 12.02		$ 12.04	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.77	times	1.15	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.62	times	12.77	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

CORRESPONDEN A 22,017 MILES DE DOLARES A $9.9600 PESOSO POR DOLAR CORRESPONDIENTES A LAS TIENDSAS UBICADAS EN LOS ANGELES CAL.

CORRESPONDING SALES EARNED BY STORES LOCATED IN LOS ANGELES, CALIFORNIA WERE $22,017 THOUSAND DOLLARS. EXCHANGE RATE: $9.9600 PESOS TO 1 US DOLLAR.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*

SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2002**

Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition And Operation Results)

ANNEX 1

Consolidated
Non Final Printing

July 26, 2002

Net sales for the first six months of the year reached 14,353 million pesos, a 2.4% increase over the same period of 2001. Same store sales in the first semester showed a 4.5% decrease. During the second quarter of 2002 net sales of 7,324 million pesos, posted a 0.3% increase over the second quarter 2001, while same store sales decreased 6.7%.

The gross margin in the first six months of 2002 was 20.7%, similar to the one registered in the same period of the previous year. During the second quarter of 2002, gross margin reached 19.6%, 70 basis points lower than in the same quarter 2001. This decrease resulted from our more intensive promotional campaigns, as well as direct price reductions in the Company's products. Both measures were undertaken in order to enhance the benefits offered to our customers.

Operating expenses in the first six months of 2002, including depreciation increased 7.5% over the 2,421 million pesos registered in the prior year. This was principally due to the incorporation of Tiendas Super Maz and the consolidation of Radio Shack results at the end of 2001. Operating expenses grew 3.1% in the second quarter of 2002.

As a result of the aforementioned, the operating income of 374 million pesos registered in the first six months of 2002, was 22.2% lower than the operating income in the same period of 2001. Operating income in the second quarter stood at 140 million pesos, 37.0% lower when compared to the second quarter of 2001.

EBITDA in the second quarter reached 291 million pesos, a reduction of 20.9% compared to the second quarter of 2001.

The net income of 80 million pesos during the second quarter 2002 decreased 41.7% compared to the same period previous year. For the first half of the year, net income was 20.9% lower than the 322 million pesos obtained in the first semester of 2001.

During the second quarter of 2002, a total of 11 stores were inaugurated as follows: one Bodega Gigante and a Toks Restaurant in Cancun, Quintana Roo, one Super Gigante Store and one Toks Restaurant in Acapulco, Guerrero. Office Depot opened its first two stores in Central America. Both stores are located in Guatemala and were inaugurated in June and July. In addition to Central America's openings, Office Depot inaugurated three units in the following locations: Mexico D.F.; Metepec, Estado de México and Pachuca, Hidalgo. Radio Shack also inaugurated three stores: one in Saltillo Coahuila., one in Colima, Colima, and another one in Metepec, Estado de México. As part of our asset productivity strategy, the company decided to close the SuperPrecio store located in Puebla, Puebla, as well as a specialized food restaurant located in Pabellón Polanco in Mexico City.

At the end of the second quarter of 2002, Grupo Gigante had 445 integrated units in operation: 106 Gigante stores (624,974 m^2 of sales area), 55 Bodegas Gigante stores (210,490 m^2 of sales area), 64 Super Gigante stores (135,636 m^2 of sales area), 42 SuperPrecio stores (15,190 m^2 of sales area), 68 Office Depot stores (124,275 m^2 of sales area), 38 Toks Cafeterias, 4 specialized restaurants and 68 Radio Shack stores (7,677 m^2 of sales area).

Sincerely

Roberto Salvo Horvilleur
Chief Executive Officer

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2002**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Notes to the Consolidated Financial Statements (amounts in thousand pesos)

Basis for presenting information- Consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany balances and operations have not been considered for purposes of preparing the consolidated financial statements.. The financial statements of Office Depot de México, S.A. de C.V. are included under the proportional consolidation method, that is 50%.

Investment in associated companies as of December 31, 200 was valued according to the participation in the accounting capital method.

Summary of Significant Accounting Policies

The Company's accounting policies are in accordance with generally accepted accounting principles in Mexico and are summarized as follows:

Comparability – The relevant aspects affecting comparability of financial statements are as follows:

1. Acquisition of subsidiary.-On October 1, 2001 the Company acquired 2% of the shares of Radio Shack de México, S.A. de C.V., increasing its equity to 51% and thus acquiring control. Accordingly, as of that date the information of this entity is consolidated with the Company's financial statements.

2. Translation of subsidiary financial statements – The financial statements of the subsidiary denominated in foreign currency are translated into Mexican pesos by applying Bulletin B-15, "Operations in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

   The foreign subsidiary operates independently of the Company in terms of finances and operations; therefore, exchange differences generated by the translation of the financial statements are presented in stockholders' equity under the heading of insufficiency in rested stockholders' equity since they are not significant.

3. Temporary investments – Temporary investments are stated at the lower of their acquisition cost plus interest earned or at their market value.

4. Inventories and cost of sales – Inventories are valued at their replacement cost and shall not exceed their realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

5. Property and equipment – Property an equipment are initially recorded at acquisition cost and are restated by the method of adjustments due to changes in general price levels, using the National Consumer Price Index ("NCPI"). In accordance with the Fifth Document of Amendments to Bulletin B-10 (Modified), the costs used to restate fixed assets acquired prior to December 31, 1996 were those reported at that date based on net replacement values determined by independent experts. Depreciation and amortization are calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years
Building	50
Store equipment	13
Furniture and equipment	10
Vehicles	8
Buildings on leased property	50

6. Net deferred assets include:

   a. Excess of cost of subsidiaries over fair value of net assets acquired – Excess of cost of subsidiaries acquired over fair value of net assets acquired, is restated using the NCPI and amortized over 20 years.

   b. Other placement expenses.

7. Retirement labor obligations – Seniority premiums are recognized as costs over employee years of services and calculated by independent experts using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

8. Income tax, tax on assets and employee statutory profit-sharing - The provisions for income tax and employee statutory profit – sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposed and is recognized only when t can be reasonably assumed that they will generate a

liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not take place.

Tax on assets paid that is expected to be recoverable in recorded as an advance payment of income tax and is presented with deferred income taxes.

9. Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles in Mexico requires management to make estimates and assumptions which affect the amounts reported in the consolidated financial statements and the accompanying disclosures. Although these estimated are based on management's best knowledge of current events, actual results may differ.

10. Earnings per share – Earnings per share results from dividing net majority income by the weighted average number of outstanding ordinary shares during the year. In the case of 2000, this was determined by considering that the consolidation of shares mentioned in note 9.b had effects during the entire fiscal year.

11. Insufficiency in the updating of the accounting capital represents the loss of accumulated monetary position until the first update and the loss for ownership of non-monetary assets, due to the fact that specific costs have increased in a lower level than inflation.

12. Monetary position gain – Monetary position result is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

13. The Company calculates its income tax and tax on assets on a consolidated basis, according to the voting rights shares that has in the subsidiaries at the closing of the fiscal year. As of January 1st, 2002, that proportion is calculated according to the average daily holding of shares of the subsidiaries by the holding company during the subsidiaries fiscal year. Tax results of the subsidiaries are consolidated based on 60% of the above-mentioned proportion. Provisional payments of income tax and tax on assets of the Company and its subsidiaries are made as if there was no consolidation. At the closing of first quarter 2002 the actual rate was 30%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,786,400
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	2,004,999	99.98	20,050	(16,661)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,670,190
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	33,672,983	99.99	34,453	354,190
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,085	512,312
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	179,201
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50.00	277,516	629,591
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	1,672
9 GIGANTE HOLDING INTERNATIONAL	AUTOSERVICIO	24,106,000	99.99	226,230	79,363
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	426,952
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	8,465,099	99.98	84,650	67,076
12 CENTRAL DE FRANQUICIAS, S.A. DE C.V.	USO DE MARCAS	49,999	99.98	50	(767)
13 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS	4,999	99.98	50	(948)
14 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	21
15 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,336,252	51.00	66,600	42,197
16 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	7,943
17 PSMT MEXICO, S.A. DE C.V.	AUTOSERVICIO	91,004	50.00	91,004	91,004
TOTAL INVESTMENT IN SUBSIDIARIES				**3,990,057**	**9,829,736**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**150,000**
TOTAL					**9,979,736**

TRANSLATION OF THE SECOND COLUMN "MAIN ACTIVITIES"

1. self-service
2. rendering of administrative services
3. real estate
4. restaurants
5. real estate
6. real estate
7. office supply
8. rendering of administrative services
9. self-service
10. real estate
11. self-service
12. use of brands
13. rendering of services
14. purchase and sale, import and export
15. electrical appliances
16. use of brands
17. self-service

STOCK EXCHANGE COD **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	3,036,184	401,706	2,634,478	4,850,005	1.531,926	5,952,557
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	93,292	41,333	51,959	112,219	92,667	71,511
OFFICE EQUIPMENT	184,953	118,461	66,492	244,851	296,289	15,054
COMPUTER EQUIPMENT	647,780	316,114	331,666	386,442	190,783	527,325
OTHER	2,064,421	1,212,531	851,890	2,365,791	1,112,861	2,104,820
DEPRECIABLES TOTAL	**6,026,630**	**2,090,145**	**3,936,485**	**7,959,308**	**3,224,526**	**8,671,267**
NOT DEPRECIATION ASSETS						
GROUNDS	915,924	0	915,924	3,565,375	0	4,481,299
CONSTRUCTIONS IN PROCESS	317,193	0	317,193	46,605	0	363,798
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,233,117**	**0**	**1,233,117**	**3,611,980**	**0**	**4,845,097**
TOTAL	**7,259,747**	**2,090,145**	**5,169,602**	**11,571,288**	**3,224,526**	**13,516,364**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	7.33	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	05/07/2002	9.60	48,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	05/07/2002	9.55	9,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	08/07/2002	8.50	220,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	08/07/2002	8.50	60,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/07/2002	8.15	280,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/07/2002	8.00	110,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/07/2002	7.85	60,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN	15/07/2002	7.85	130,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	15/07/2002	8.15	80,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK	15/07/2002	8.75	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN	16/07/2002	7.80	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/07/2002	9.65	140,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	22/07/2002	9.50	180,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK	26/07/2002	10.45	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	29/07/2002	9.45	310,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/07/2002	10.25	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			1,757,500	500,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
AUTOSERVICIO			3,034,046	0	0	0	0	0	0	0	332,867	0	0	0	0	0
PAPELERIA			242,114	0	0	0	0	0	0	0	32,985	0	0	0	0	0
RESTAURANTE			8,915	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRONICOS			35,078	0	0	0	0	0	0	0	56,407	0	0	0	0	0
TOTAL SUPPLIERS			3,320,153	0	0	0	0	0	0	0	422,259	0	0	0	0	0

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOS			539,396	17,685	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**539,396**	**17,685**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			5,617,049	**517,685**	**0**	**0**	**0**	**0**	**0**	**0**	**422,259**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 2 YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	249	2,258	0	0	2,258
TOTAL	**249**	**2,258**			**2,258**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	123,267	1,158,949	0	0	1,158,949
INVESTMENTS	15,000	136,950	0	0	136,950
OTHER	10,527	98,214	0	0	98,214
TOTAL	**148,794**	**1,394,113**			**1,394,113**
NET BALANCE	**(148,545)**	**(1,391,855)**			**(1,391,855)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,011**	**10,070**	0	0	**10,070**
LIABILITIES POSITION	**42,374**	**422,259**			**422,259**
SHORT TERM LIABILITIES POSITION	42,374	422,259	0	0	422,259
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(41,363)**	**(412,189)**			**(412,189)**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DE 2002 ES DE $9.9600 PARA ACTIVOS Y $9.9650 PARA PASIVOS.

EXCHANGE RATE AS OF JUNE 30, 2002 IS $9.9600 FOR ASSETS AND $9.9650 FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**

GRUPO GIGANTE, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,524,876	(9,602,883)	(6,078,006)	0.01	55,918
FEBRUARY	3,056,564	(8,617,512)	(5,560,948)	0.00	(3,575)
MARCH	3,301,085	(8,939,667)	(5,638,582)	0.01	28,757
APRIL	3,090,962	(8,940,593)	(5,849,631)	0.01	31,588
MAY	3,353,663	(9,452,056)	(6,098,393)	0.00	12,197
JUNE	3,142,739	(9,280,949)	(6,138,211)	0.00	29,463
ACTUALIZATION:	0	0	0	0.00	1,515
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**155,863**

NOTES

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA
NON - APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO	615,659	100
BODEGA GIGANTE	AUTOSERVICIO	210,490	100
SUPER G	AUTOSERVICIO	135,636	100
RADIO SHACK	ELECTRONICOS	7,677	100
OFFICE DEPOT	ARTICULOS DE OFICINA	124,275	100
CAFETERIAS TOKS	RESTAURANTES	9,277	100
GIGANTE HOLDING	AUTOSERVICIO	9,315	100
TIENDAS SUPER PRECIO	AUTOSERVICIO	15,190	100

NOTES

self-service
self-service
self-service
electronic products
office supply
restaurants
self-service
self-service

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO					

NON APPLICABLE

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TDAS AUTOSERVICIO				14,134,301			
TOTAL				14,134,301			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TDAS AUTOSERVICIO				219,290			
TOTAL				219,290			

NOTES

CORRESPONDEN A 22,017 MILES DE DOLARES A $9.9600 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES CAL.

IT CORRESPONDS TO US$22,017, $9.9600 PESOS PER DOLLARS OF THE STORES LOCATED IN LOS ANGELES, CALIFORNIA.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 2,197,730

Number of shares Outstanding at the Date of the NFEA: 977,832,348
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 2,197,730

Number of shares Outstanding at the Date of the NFEA: 977,968,505
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000** 0

Number of shares Outstanding at the Date of the NFEA :
(Units) 0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 187,399

Number of Shares Outstanding at the Date of the NFEAR: (Units) 977,832,348

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 187,399

Number of shares Outstanding at the Date of the NFEAR (Units) 977,968,505

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	176,734,102	801,234,403		977,968,505	18,922	85,784
TOTAL			**176,734,102**	**801,234,403**	**0**	**977,968,505**	**18,922**	**85,784**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
977,968,505
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,120,967	11.20000	9.20000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2002**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ROBERTO SALVO HORVILLEUR
DIRECTOR GENERAL

C.P. FEDERICO CORONADO BROSIG
DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., AT JULY 29 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 07/29/2002 8:48

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	DON ANGEL LOSADA GOMEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 07/29/2002 8:48

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	IRMA ORNELAS VALLE
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5269-8490
FAX:	5269-8168
E-MAIL:	iornelas@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	ASSISTANT LEGAL DIRECTOR
NAME:	FRANCISCO PEREZ LOBATO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	JAVIER MARTINEZ DEL CAMPO
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5259-5353
FAX:	5259-5259
E-MAIL:	jmdc@domc.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 07/29/2002 8:48

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
EMAIL:	fsalmero@gigante.com.mx

*Electronic Communication System Established by the Mexican Stock Exchange

(c)

ENGLISH SUMMARY OF DOCUMENT

Letter dated March 15, 2002 from Ignacio Toussaint Manriquez, on behalf of Grupo Gigante, S.A. de C.V., to Robert Cordova Tamariz, Assistant Director of Securities and Issuers Management of the Mexican Stock Exchange *(Bolsa Mexicana de Valores, S.A. de C.V.)*, regarding the publication of a copy of the summons to General, Ordinary and Extra-Ordinary Shareholders' Meeting for Grupo Gigante to be held on April 3, 2002. The summons was published in two newspapers: "Reforma" and "El Financiero" on March 15, 2002.

ENGLISH SUMMARY OF DOCUMENT

Letter dated March 15, 2002 from Ignacio Toussaint Manriquez, on behalf of Grupo Gigante, S.A. de C.V., to Jorge Familiar Calderon, Vice-President of the Stock Exchange Surveillance Department of the National Banking and Securities Commission *(Comisión Nacional Bancaria y de Valores)* according to Clause Third of Rule 11-33, regarding the publication of a copy of the summons of the General Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante to be held on April 3rd, 2002. The summons was published in two newspapers: "Reforma" and "El Financiero" on March 15, 2002.

ENGLISH SUMMARY OF DOCUMENT

Letter dated March 15, 2002 from Ignacio Toussaint Manriquez, on behalf of Grupo Gigante, S.A. de C.V., to S.D. Indeval, S.A. de C.V. regarding the publication of a copy of the summons to the General Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante to be held on April 3rd, 2002. The summons was published in two newspapers: "Reforma" and "El Financiero" on March 15, 2002.

ENGLISH SUMMARY OF DOCUMENT

Letter dated April 3rd, 2002 from Javier Martinez del Campo L., Secretary of the Board of Directors of Grupo Gigante, S.A. de C.V., to the Mexican Stock Exchange *(Bolsa Mexicana de Valores, S.A. de C.V.)*, stating that the Minute Book of Shareholders' Meetings, the Minute Book of the Board of Directors' Meetings, the Registry of Shares and the Registry of Changes to the Capital Stock of the Company are updated and comply with provisions of Rule 11-33.

ENGLISH SUMMARY OF DOCUMENT

Letter dated April 3rd, 2002 from Javier Martinez del Campo L., Secretary of the Board of Directors for Grupo Gigante, S.A. de C.V., to the National Banking and Securities Commission *(Comisión Nacional Bancaria y Valores)*, stating that the Minute Book of Shareholders' Meetings, the Minute Book of the Board of Directors' Meetings, the Registry of Shares and the Registry of Changes to the Capital Stock of the Company are updated and comply with provisions of Rule 11-33.

(E)

02 SEP 11 AM 12:52

ƎLISH SUMMARY OF DOCUMENT

'. dated March 15, 2002, executed by Javier Ma... ...rd of Directors Grupo Gigante, S.A. de C.V. states that all shareholders of Grupo Gigante are called to a General, Ordinary and Extra-Ordinary Shareholders' Meeting to be held on April 3rd, 2002, at 12:30 a.m. at the said address of Avenida Miguel de Cervantes Saavedra 193, Colonia Nueva Granada, Federal District, Mexico. The Summons was called to according to Articles 180, 181, 182, 183, 186, and 187 of the General Law of Commercial Companies and Articles XII and XIII of the Company By-Laws. The Agenda was the following:

I. Board of Directors Report in accordance with provisions of Article 172 of the General Law of Commercial Companies regarding Company's operations for the fiscal year ending December 31, 2001.

II. Ratification of the acts performed by the Board of Directors during the fiscal year ending December 31, 2001.

III. Discussion and approval or modification, if applicable, of the Company's financial statements as of December 31, 2001.

IV. Resolutions regarding the application of profits.

V. Appointment of the Board of Directors, Secretary, and Company's Examiner.

VI. Resolutions regarding the remuneration of the members of the Board, Secretary, and Examiner.

VII. Resolutions regarding the amendment of the Company' By-Laws according to the provisions of the Securities Market Law, as amended.

VIII. Resolutions regarding subscription of up to 17 million treasury shares and waiver to the preemptive right regarding those shares.

IX. Appointment of representatives that, if applicable, shall notarize the resolutions Agreed upon the shareholders' meeting.

X. Lecture and approval of the minutes of the shareholders' meeting.

According to Article XIV of the Company By-Laws for the shareholders to attend the shareholders' meeting, they shall submit to the Secretary of the Company, located at Avenida Ejército Nacional 769-A, 4th Floor, Colonia Nueva Granada, Federal District, Mexico, no less than three days before the date of the shareholders' meeting, titles of its shares or certificate of a credit institution or exchange institution, that evidences the deposit of the share titles. Along with said titles or deposit certificates, the shareholders must submit the corresponding admission tickets. Trading companies shall submit the list of titleholders referred to in Article 78 of the Securities Market Law, providing name, domicile, nationality and number of shares of the corresponding shareholders. The shareholders shall be able to attend the shareholders' meeting personally or through a representative appointed by proxy. Said representation must be evidenced at the same time of requesting the admission ticket. As of the date hereof and in accordance with Article 14 Bis 3 of the Securities Market Law, there are proxies issued by the Company available to those stock trading companies representing shareholders of the Company.

Mexico, D.F., March 15, 2002
Javier Martínez del Campo
Secretary of the Board of Directors

(F)

English Summary of Grupo Gigante, S.A. de C.V. General Ordinary and Extraordinary Shareholders' Meeting held on April 3, 2002.

In Mexico City, corporate domicile of Grupo Gigante, S.A. de C.V., at 12:30 p.m., on April 3, 2002, the persons whose names are listed in the attendance list (Exhibit 1) met at Avenida Miguel de Cervantes Saavedra 193, Colonia Nueva Granada, Mexico, Federal District, to hold a General Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante, S.A. de C.V., to which they were duly called by means of the publication in the newspapers "Reforma" and "El Financiero" on March 15, 2002.

Mr. Angel Losada Moreno, in his capacity as Vice-Chairman of the Board of Directors, Roberto Salvo Horvilleur, Federico Coronado Brosig, Ignacio Toussaint Manríquez, Javier Martínez del Campo Lanz, Secretary of the Board of Directors, Ernesto Valenzuela Espinoza, in his capacity as Examiner, Sergio Montero Querejeta and Fernando Salmerón Moctezuma were also present at the meeting.

Angel Losada Moreno, in his capacity as Vice-Chairman of the Board of Directors presided over the meeting and Javier Martínez del Campo, secretary of the Board of Directors, acted as secretary of the meeting.

The Chairman appointed Messrs. Sergio Montero Querejeta and Fernando Salmerón Moctezuma as recount clerks, who after accepting their appointments, certified that 969,530,004 shares of the 977,768,148 shares of the outstanding capital stock of the company were present, and which equals 99.16% thereof.

Since the necessary quorum was present at the meeting, the Chairman declared such meeting duly convened. Such meeting addressed the items of the following:

AGENDA

I. Report submitted by the Board of Directors pursuant to article 172 of the General Law of Commercial Companies, regarding the operation of the Company during the fiscal year ended December 31, 2001.
II. Ratification of the acts performed by the Board of Directors during the fiscal year ended December 31, 2001.
III. Discussion and approval or amendment to the financial statements of the Company as of December 31, 2001, as per the Examiner's opinion.
IV. Resolutions regarding the application of profits.
V. Appointment of the members of the Board of Directors, Secretary and Examiner of the Company.
VI. Resolutions regarding emoluments for the members of the Board, Secretary and Examiner.
VII. Resolutions regarding the amendment of the Company's By-laws, as required by the Securities Market Law.

VIII. Resolutions regarding the subscription of up to 17 million shares currently held in the Company's treasury and waiver to the preemptive rights related thereto.

IX. Appointment of special representatives who, as the case may be, will perform and formalize the resolutions adopted by the meeting.

X. Reading and approval of the minutes.

I. Report submitted by the Board of Directors pursuant to article 172 of the General Law of Commercial Companies, regarding the operation of the Company during the year ended on December 31, 2001.

II. Ratification of the acts performed by the Board of Directors during the year ended on December 31, 2001.

III. Discussion and approval or amendment to the financial statements of the Company as of December 31, 2001, as per the Examiner's opinion.

Taking up the first, second and third items of the Agenda, the Chairman read the report submitted by the Board of Directors regarding the activities of the Company during the fiscal year 2001. Thereafter, the Examiner read his opinion.

The meeting adopted the following resolutions:

FIRST: To approve the report submitted by the Board of Directors regarding the Company's operations during the fiscal year ended December 31, 2001.

SECOND: Any and all acts and actions by the Board of Directors during the year ended on December 31, 2001 are hereby approved and ratified.

THIRD: To approve the financial statements of the Company as of December 31, 2001.

IV. Resolutions regarding the application of profits.

Taking up the fourth item of the Agenda, the meeting adopted the following resolution:

FOURTH: To apply the amount of the net profits for the year 2001 which add up to $628,576,291 to the retained earnings account. Therefore, the retained earnings account, which as of the date hereof is equivalent to $10,565,568,457.20, shall be increased to $11,194,144,748.20.

It was further stated that the legal reserve maintained by the Company is equal to the 20% of the outstanding capital stock.

V. Appointment of the members of the Board of Directors, Secretary and Examiner of the Company.

Taking up the fifth item of the Agenda, the Meeting adopted the following resolutions:

FIFTH: To reelect Messrs. Angel Losada Gómez and Angel Losada Moreno as Chairman and Vice-Chairman of the Board of Directors respectively, and Messrs. Gonzalo

Barruitieta Losada, Jaime Alverde Losada, Roverto Salvo Horvilleur, Luis Santana Castillo, Armando Garza Sada, Gilberto Pérezalonso Cifuentes and Luis Rebollar Corona as members of the Board of Directors.

SIXTH: To accept the resignations submitted by Messrs. Braulio Arsuaga Telleechea and Manuel Medina Mora to their appointment as members of the board, and to release them from any and all liability in which they may have incurred in the due performance of their duties.

SEVENTH: To appoint Messrs Braulio Antonio Arsuaga Losada and Javier Fernández Carbajal as members of the Board of Directors.

EIGHTH: To appoint Messrs. Jaime Alverde Goya, María Eugenia Sidaoui Dib, María Teresa Losada Moreno, Angel Alverde Losada, Braulio Arsuaga Telleechea, Cheker Karam Shedid, Arturo Treviño Castellano, Justo de Diego Saenz de Miera, Xavier Molinar Horcasitas, Luis Fernández García and Juan Carlos Mateos Durán de Huerta as alternate members of the Board, each of whom will act as alternate of the member appearing to the left side of their names in the chart listed below:

NINTH: To approve the following as the Board of Directors of the Company:

Name of Director	Name of Alternate Director
Angel Losada Gómez, Chairman	Jaime Alverde Goya
Angel Losada Moreno Vice-Chairman	María Eugenia Sidauoui Dib
Gonzalo Barrutieta Losada	María Teresa Losada Moreno
Jaime Alverde Losada	Angel Alverde Losada
Braulio Antonio Arsuaga Losada	Braulio Arsuaga Telleechea
Roberto Salvo Horvilleur	Cheker Karam Shedid
Luis Santana Castillo	Arturo Treviño Castellano
Armando Garza Sada	Justo de Diego Saenz de Miera
Gilberto Pérezalonso Cifuentes	Xavier Molinar Horcasitas
Javier Fernández Carbajal	Luis Fernández García
Luis Rebollar Corona	Juan Carlos Mateos Durán de Huerta

TENTH. To reelect Javier Martínez del Campo Lanz as non-member Secretary of the Board of Directors and to appoint Sergio Montero Querejeta as non-member Alternate Secretary of the Board.

ELEVENTH. To reelect Ernesto Valenzuela Espinoza and Francisco Pérez Cisneros as Examiner and Alternate Examiner of the Company, respectively.

VI. Resolutions regarding emoluments for the members of the Board, Secretary and Examiner.

Taking up the sixth item of the Agenda, the Meeting adopted the following resolution:

THIRTEENTH. To authorize the payment of $20,000 to each member of the Board of Directors, the Secretary and the Examiner of the Company for each Board Meeting they attend.

VII. Resolutions regarding the amendment of the Company's By-laws, as required by the Securities Market Law.

Taking up the seventh item of the Agenda, the Meeting adopted the following resolution:

FOURTEENTH. To amend Articles Seventh, Thirteenth, Fourteenth, Nineteenth, Twenty-Second, Twenty-Third and Twenty-Fifth, and to include Article Twenty-Third bis and Eleventh bis-1, as follows, in the understanding that the incorporation of Article Eleventh bis-1 is subject to the authorization of the National Banking and Securities Commission.

ARTICLE SEVENTH. REDEMPTION OF SHARES. By means of a resolution by the Extraordinary Shareholders' Meeting, the Company may redeem its own shares with distributable profits. The appointment of the shares subject to redemption shall be made by means of purchase at the stock market, according to the terms and conditions determined by the meeting. The certificates of the shares to be redeemed shall be cancelled. In case the redemption with distributable profits affects shares of the minimum fixed capital mentioned in Article Sixth, the Board of Directors shall be empowered to, once the redeemed shares have been cancelled, to amend said Article for it to state the new number of shares into which such minimum fixed capital shall be divided, in the relevant minutes which shall be notarized and recorded at the Public Registry of Commerce, along with the minutes of the Shareholders' Meeting resolving the redemption, without need of further resolution by the Shareholders' Meeting.

The Company may acquire the shares representing its capital stock, through the stock market, at the current market price, disregarding the provision set forth in the first paragraph of Article 134 of the General Law of Commercial Companies, as long as such acquisition is made against the capital of the Company, when such shares are property of the Company, or as the case may be, to the capital stock in case it is resolved to convert them into treasury shares, in which case, a resolution by the Shareholders' Meeting shall not be required."

The General Ordinary Shareholders' Meeting shall expressly set forth, for each year, the maximum amount of resources for the acquisition of own shares, but the aggregate of such resources shall not exceed the total balance of the net profits of the Company, including those withheld.

As long as the Company owns own shares, they may not be represented in any Shareholders' meeting whatsoever.

The Company's own shares, or if such is the case, the repurchased shares converted to treasury shares, without prejudice of the provisions of the General Law of Commercial Companies, may be allocated among public investors, without requiring a resolution by the Shareholders' Meeting or the Board of Directors for such capital increase.

The profits obtained from the difference between the allocation outcome and the acquisition price, if such is the case, shall be registered in the premium for subscription of shares account.

The increases and decreases in the capital stock ensued by the purchase and allocation of shares referenced to herein shall not require a resolution of the Shareholders' Meeting or of the Board of Directors.

It is an authority and obligation of the Board to appoint the individual or individuals to carry out the acquisition and allocation of the Company's own shares.

The Board of Directors, or the individuals appointed thereby to carry out the repurchase of shares and allocation of treasury shares among public investors, shall ensure that in no event, such transactions exceed the maximum authorized percentage of limited voting shares of the Company.

"ARTICLE ELEVENTH BIS-1"

I. The following transactions shall be previously authorized by the Board of Directors;

a) Any and all purchase of shares either in one or various transactions representing 10% or more of the outstanding shares of the Company, when such purchase is made from one person or group of related persons and as a result of the purchase, the purchaser would have 25% or more of the shares of the Company;

b) Any transaction which would give control of at least 10% of the outstanding shares of the Company, including pledge, trust, guaranty deposit or the sale of any entity holding 10% or more of the shares which would result in the purchaser having control of 25% or more of the outstanding shares of the Company.

c) Granting of powers of attorney to vote 10% or more of the shares of the Company, which would result in the attorney-in-fact having voting rights on 25% or more of the shares of the Company.

II. Preemptive Rights

a) In connection with the transactions described in subsection a) of Section I above, the Board of Directors may withhold the authorization if it designates a purchaser of the shares under the same terms and conditions. The price of sale of the shares shall be that offered to the seller or otherwise, the market value of the shares at the Mexican Stock Market.

b) Notwithstanding the foregoing any shareholder of the Company shall be entitled to a preemptive right to acquire the proportional part of the shares to be transferred by the selling shareholder pursuant to their stockholding, prior written offer of the seller and prior written notice of the corresponding shareholder regarding the exercise of such preemptive right.

c) If any of the shareholders exercise their preemptive right to acquire the shares and if the Board has not appointed a purchaser, the selling shareholder shall be entitled to sell the shares to a third party within 30 days following the expiration of the term granted for the shareholders to exercise their preemptive right. If the sale is not carried out during such term, the above procedure shall commence again.

III. The Company shall not acknowledge any transaction performed without complying with the above provisions.

The shares under the provisions of subsections a), b) or c) of Section I above, shall not be voted in shareholders' meetings until the approval by the Board of Directors has been obtained.

IV. The authorization by the Board of Directors shall not be required when:

a) The transaction is to be performed between "related parties".

b) In case of a public offer to purchase shares made by any individual to acquire no less than 30% of the outstanding shares of the Company, as long as such offer is made pursuant to the applicable laws and regulations.

V. "Related parties" shall mean:

a) Regarding individuals, the spouse or concubine, family and in-laws to the second degree.

b) Regarding entities, any individual or entity controlling it, under its control or under common control during the time such control exists. "Control" means the property of more than 50% of the voting rights to appoint directors or managers.

VI. The share certificates issued by the Company shall include the following text: "Share transfers are limited in accordance with Article Eleventh Bis-1 of the corporate By-laws. Any transfer of shares made without complying with the provisions of Article Eleventh Bis-1 shall be null and void".

ARTICLE THIRTEENTH. CALLS FOR SHAREHOLDERS' MEETINGS. Ordinary and Extraordinary Shareholders Meetings shall be called upon the corresponding resolution by the Board of Directors and the call shall be executed by the chairman or the secretary, the examiner, or any of the persons referenced to in Articles 168 and 185 of the General Law of Commercial Companies and 14 Bis 3, section VI, subsection a) of the Securities Market Law. Calls for meetings shall be published in any major local or federal newspaper. The first call for meetings, either ordinary or extraordinary, shall be published with 15 days in advance to the date of the meeting and second calls shall be published with 8 days in advance. The call shall contain, the place, date and time to hold the meeting, the agenda and shall be executed by the person authorized to do so. The documentation related to each of the items of the agenda shall be made available to the shareholders as of the moment in which the call has been published.

ARTICLE FOURTEENTH. ADMISSION TO SHAREHOLDERS' MEETINGS. In order to be admitted at shareholders' meetings, the shareholders shall be duly recorded at the Registry of Shares and they shall request from the Secretary of the Board the issuance and delivery of an admittance certificate. In order to obtain such certificate, the shareholders shall deposit as per the provisions of the call, the share certificates of their property. Subject to the provisions set forth by Article Eleventh Bis-1, the shareholders may be represented at shareholders' meetings by an attorney-in-fact having general or limited powers of attorney or by proxy substantially in the form issued by the Company. The authority to represent shareholders shall be evidenced as of the moment of request of the admittance certificate.

ARTICLE TWENTY-NINTH. MANAGEMENT OF THE COMPANY. The Company's management shall be vested upon a Board of Directors composed of the impair number of members as determined by the General Ordinary Shareholders' Meeting and their respective alternates, which may not be less than 5 nor more than 20, pursuant to section IV of Article 14 Bis-3 of the Securities Market Law. At least 25% of the members of the Board shall be independent directors. Alternate members may only substitute their respective proprietary members. Directors may or may not be shareholders. The meeting shall appoint as chairman of the board any of the appointed directors. The right to appoint directors by the minority shareholders shall be made in accordance with Article 144 of the General Law of Commercial Companies.

The Company shall indemnify and release all directors with respect to any loss, claim, damage, liability or expense, except when such loss, claim, damage, liability or expense is ensued by gross negligence by the director or alternate director.

The Company shall not assume any responsibility derived from any extra-judicial waivers entered into without its prior written consent.

The Company assume over the defense of any director against whom any judicial action or proceeding may be initiated.

ARTICLE TWENTY-SECOND. AUTHORITY. The Board of Directors shall have the authority to: a) manage the business of the Company and its assets; b) perform acts of ownership with respect to the assets of the Company; c) represent the Company for lawsuits and collections; d) represent the Company in criminal procedures; e) issue, accept, endorse, and guarantee negotiable instruments; f) to transfer assets to other companies, subscribe shares of stock issued by other companies or acquire interest therein; g) appoint and remove officers; h) decide on any action to be taken with respect to the shares owned by the Company; i) give effect to the resolutions adopted at shareholders' meetings; j) to approve any transaction exceeding the ordinary course of business or to be entered into by the Company and any related party; k) to approve the purchase or sale of 10% or more of the assets; l) to approve the granting of guarantees equivalent or exceeding 30% of the assets; m) to approve any transaction exceeding the ordinary course of business other than those described in sections j) to l) above, representing more than 1% of the assets; n) to appoint the persons who will perform the purchase or distribution of own-shares; o) to carry all acts necessary or convenient for the pursuance of the corporate purpose.

In order to approve the purchase or sale of shares, the exercise of the right to leave the company, the Board of Directors shall need prior approval of the shareholders' meeting whenever: a) the price of purchase of shares in another Company exceeds twenty percent of the capital of the Company; b) the price of sale of shares in another Company exceeds twenty percent of the capital of the Company; c) when exercising the right to leave the stockholding of another Company, the reimbursement of the value thereof, exceeds twenty percent of the capital of the Company.

ARTICLE TWENTY-THIRD. MEETINGS. The calls for meetings of the Board of Directors shall be made by the chairman, the secretary, at least 25% of the members, or any of the examiners and may be held at the corporate domicile of the Company or any other place within Mexico. The Board of Directors shall meet at least, quarterly.

The examiners shall be called to all meetings of the Board of Directors.

ARTICLE TWENTY-THIRD BIS. The Company shall have an Auditing Committee, which will be composed of directors, from which the chairman and the majority of its members shall be independent directors, pursuant to Article 14 Bis of the Securities Market Law, and the examiners, who will be invited to attend the meetings of such Committee without having voting rights. The members of the Auditing Committee shall be appointed by the Shareholders' Meeting or the Board of Directors, and shall have the following authority:

a) Prepare an annual report of activities which shall be submitted to the Board of Directors, and the shareholders' meeting;
b) Issue an opinion in connection with the transactions referenced in sections j) to m) of Article Twenty-Second hereof;
c) Propose the engagement of independent experts to issue an opinion regarding the above-referenced transactions; and
d) Any other determined by the Board of Directors, excluding those, which are reserved by law or these by-laws to the shareholders' meeting or to the Board of Directors.

ARTICLE TWENTY-FIFTH. EXAMINER. The surveillance of the Company shall be vested upon one or more examiners, as determined by the meeting, and their respective alternates, who will be appointed at the ordinary shareholders' meeting. Any shareholder or .group of shareholders representing 10% of the shares shall have the right to appoint one examiner and the respective alternate. The appointment of such examiners may only be revoked if the appointments of the rest of the examiners are also revoked.

The examiners shall be called for the meetings of the Board of Directors and the Auditing Committee.

Taking up the eighth item on the Agenda, Mr. Ignacio Toussaint informed that the Meeting held on April 18, 2000, approved the issuance of 54'000, 000 shares, including a stock plan for the Company's officers and subsidiaries.

The Meeting adopted the following resolutions:

FIFTEENTH: To approve that 17 million of the 54 million common shares, currently deposited at the Company's treasury, be offered at a price equivalent to $9.75 pesos per share to the Company's officers and the Company's subsidiaries under the stock plan of the Company.

SIXTEENTH: In accordance with the provisions of the Articles 8 and 132 of the General Law of Commercial Companies, the shareholders who do not waive their preemptive right to subscribe and pay the corresponding portion of the above-mentioned 17 million shares, may exercise their right proportionally to their current stockholding. Any unsubscribed shares shall be deposited at the Company's treasury and may be offered to the Company's officers and subsidiaries under the Company's stock plan at a price of $9.75 pesos per share.

SEVENTEENTH: To publish, as soon as possible, the required notice in the Official Gazette of the Federation pursuant to Article 132 of the General Law of Commercial Companies.

EIGHTEENTH: To authorize Messrs. Angel Losada Moreno, Roberto Salvo Horvilleur, Federico Coronado Brosig and Ignacio Toussaint M., jointly or separately to: (i) inform the Board of Directors' the subscribed and paid shares of the capital stock by the shareholders in the exercise of their preemptive right, (ii) offer such shares for their subscription and payment to the Company's officers and the Company's subsidiaries; and (iii) inform the Board of Directors about the amount of the capital stock subscribed and paid by the Company's officers and subsidiaries.

NINETEENTH: To authorize the issuance of new share certificates, representing the shares subscribed in accordance with the above resolutions. The authority to determine the dates on which such issuance shall be made is hereby conferred to Messrs. Angel Losada Moreno, Roberto Salvo Horvilleur, Federico Coronado Brosig and Ignacio Toussaint M., jointly or separately.

TWENTIETH: To authorize Messrs. Angel Losada Moreno and Javier Martínez del Campo Lanz in their capacity as Vice-Chairman and Secretary of the Board of Directors, respectively, jointly or separately to (i) make corresponding entries in the corporate books and records of the Company and (ii) cause the publication of the corresponding notices.

TWENTY-FIRST: The Board of Directors, within the scope of its authority shall address and adopt the relevant matters, which have not been expressly set forth herein.

Taking up the ninth item on the Agenda, the Meeting adopted the following resolution:

TWENTY-SECOND: To appoint Messrs. Sergio Montero Querejeta, Ignacio Toussaint Manríquez, Fracisco Pérez Lobato and Juan Camarillo Amaro as special delegates to carry out all the necessary or convenient acts to formalize and give effect to resolutions adopted hereto, as well as to issue the necessary certificates of all or part of the minutes of this Meeting.

Taking up the tenth item on the Agenda, the Secretary briefly adjourned the Meeting in order to prepare the minutes; thereafter, the Secretary read them and the Meeting approved the same.

There being no further matter to discuss, the Chairman adjourned the Meeting at 1:45 pm.

The call, attendance list and the related documents as well as the proposals submitted at the Meeting are attached hereto.

The Chairman, Secretary, Examiner and the Recount Clerks signed the present minutes.

JAVIER MARTÍNEZ DEL CAMPO LANZ, in my capacity as Secretary of the Board of Directors of GRUPO GIGANTE, S.A. DE C.V.

DO HEREBY CERTIFY

That the above is an authentic copy of the original minutes of the General Ordinary and Extraordinary Shareholders' Meeting of the company, which was held on April 3, 2002 at 12:30pm.

MEXICO FEDERAL DISTRICT, APRIL 3, 2002.

JAVIER MARTÍNEZ DEL CAMPO LANZ

Secretary of the Board of Directors.

EXHIBIT 1

ENGLISH TRANSLATION

ATTENDANCE LIST CERTIFIED BY THE RECOUNT CLERKS

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO GIGANTE S.A. DE C.V., HELD ON APRIL 3, 2002, AT THE COMPANY'S ADDRESS, LOCATED ON AV. MIGUEL DE CERVANTES SAAVEDRA 193, COLONY GRANADA, MEXICO CITY.

The undersigned designated Recount Clerks at the General Ordinary and Extraordinary Shareholders' Meeting of GRUPO GIGANTE S.A. DE C.V., held at the company's address mentioned above, on April 3, 2002, at 12:30, hereby confirm that having accepted their posts, they proceeded to:

1. Count the Company's shares, evidenced by the documents on the basis of which permission to attend the meeting was granted, held by the shareholders and their representatives present at the Meeting

2. Once the shares had been counted, they CERTIFIED that 969,530,004 shares were present or represented at this Meeting, representing 99.16% of the 977,768,148 shares into which the Company's outstanding capital stock is actually divided. The shares represented at the Shareholders' Meeting are as follows:

FIXED CAPITAL

SHAREHOLDERS	NO. OF SHARES
ÁNGEL LOSADA GÓMEZ REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOGA080405-J25 *[illegible signature]*	35,346,821
MA. TERESA LOSADA MORENO DE B. REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. LOMT410121-RU6 *[illegible signature]*	35,346,820
ROSA MA. LOSADA MORENO DE A. REP. BY IGNACIO TOUSSAINT MANRIQUEZ R.F.C. LOMR421017-4I8 *[illegible signature]*	35,346,820
MA. DEL PILAR ARSUAGA LOSADA REP. BY SERGIO MONTERO QUEREJETA R.F.C. AULP710215-UH4 *[illegible signature]*	11,782,274
BRAULIO ANTONIO ARSUAGA LOSADA REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. AULB720913-HF4 *[illegible signature]*	11,782,273
ANA MARÍA ARSUAGA LOSADA REP. BY IGNACIO TOUSSAINT MANRIQUEZ R.F.C. AULA741113-QF9 *[illegible signature]*	11,782,273

ÁNGEL LOSADA MORENO R.F.C. LOMA550329-ME8 *[illegible signature]*	35,346,821
TOTAL	**176,734,102**

VARIABLE CAPITAL

SHAREHOLDERS	NO. OF SHARES
ÁNGEL LOSADA GÓMEZ REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOGA080405-J25 *[illegible signature]*	82,817,687
MA. TERESA LOSADA MORENO DE B. REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. LOMT410121-RU6 *[illegible signature]*	95,569,001
ROSA MA. LOSADA MORENO DE A. REP. BY IGNACIO TOUSSAINT MANRIQUEZ R.F.C. LOMR421017-4I8 *[illegible signature]*	95,569,001
MA. DEL PILAR ARSUAGA LOSADA REP. BY SERGIO MONTERO QUEREJETA R.F.C. AULP710215-UH4 *[illegible signature]*	31,856,132
BRAULIO ANTONIO ARSUAGA LOSADA REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. AULB720913-HF4 *[illegible signature]*	31,856,133
ANA MARIA ARSUAGA LOSADA REP. BY IGNACIO TOUSSAINT MANRIQUEZ R.F.C. AULA741113-QF9 *[illegible signature]*	31,856,134
ÁNGEL LOSADA MORENO R.F.C. LOMA550329-ME8 *[illegible signature]*	95,569,067
JAIME ALVERDE LOSADA REP. BY SERGIO MONTERO QUEREJETA R.F.C. AELJ660604EE3 *[illegible signature]*	2,100
CONTROEMPRESAS, S.A. DE C.V. REP. BY SERGIO MONTERO QUEREJETA R.F.C. CON840706HJ8 *[illegible signature]*	30,178,350
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. TRUST 100201 REP. BY FERNANDO SALMERON MOCTEZUMA *[illegible signature]*	6,698,867

VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES	11,369
SCOTIA INVERLAT, CASA DE BOLSA, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES	167,889
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	140,986,948
CITIBANK MEXICO, S.A. GRUPO FINANCIERO CITIBANK REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	6,942,284
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	4,665
BBVA BANCOMER, S.A. DE C.V. INSTITUCION DE BANCA MULTIPLE REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	664,121
BBVA BANCOMER, S.A. DE C.V., CASA DE BOLSA REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	161,697
VECTOR, CASA DE BOLSA, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	54,130
INVERSORA BURSATIL, S.A. DE C.V., CASA DE BOLSA REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	142,009,585
TOTAL	**792,795,902**

Mexico City, April 3, 2002

RECOUNT CLERKS

[illegible signature]
SERGIO MONTERO QUEREJETA

[illegible signature]
FERNANDO SALMERON MOCTEZUMA

JAVIER MARTÍNEZ DEL CAMPO LANZ, acting in my position as Secretary of the Board of Directors of Grupo Gigante, S.A. de C.V.

--HEREBY CERTIFY--

That attached hereto is a true and exact copy of the original Attendance List Certified by the Recount Clerks appointed in the General Ordinary and Extraordinary Meeting of the Shareholders' of the Company, executed on the third day of April in the year two thousand and two, at twelve thirty hundred hours and of which coincides with every and each of its parties.

Mexico City, Federal District, Mexico, April 3, 2002.

[illegible signature]
JAVIER MARTINEZ DEL CAMPO LANZ
Secretary of the Board of Directors


G
GRUPO
GIGANTE
GIGANTE
Office DEPOT

GIGANTE

2001 Annual Report

The Gigante Group is one of the leading self-service chains in Mexico, selling groceries, perishables, clothing and general merchandise. It also operates stores that are specialized in office supplies and electronic products, as well as restaurants.





Currently, it is present in **69 cities** with **435 points of sale** in Mexico and Los Angeles, California.



GIGANTE

106 self-service stores



Bodega GIGANTE

54 self-service discount stores



Super GIGANTE

66 supermarkets



SuperPrecio El Super del Ahorro

42 discount stores



Toks

41 restaurants



Office DEPOT

63 stores offering office supplies and equipment



RadioShack

63 stores featuring electronic goods

Financial Highlights

In millions of pesos as of December 31, 2001

	2000	2001	% Variation
Net Sales	$ 28,372	$ 29,626	4%
Operating Expenses	4,802	5,024	5%
Operating Income	1,253	1,069	-15%
EBITDA	1,768	1,635	-8%
Net Income	1,066	629	-41%
Earnings per Share	$ 1.08	$ 0.64	-41%
Common Shares Outstanding	978,140,448	977,832,348	

Sales Distribution



SuperPrecio 0.5%
Toks 1.5%
Office Depot 5.6%
Super Gigante 17.6%
Bodega Gigante 18.2%
Radio Shack 0.4%
Gigante 56.2%

Consolidated Balance Sheet (in millions of pesos as of December 31, 2001)

	2000	2001
ASSETS	18,265	19,513
Cash and Cash Equivalents	319	471
Inventories	3,561	4,113
Others	1,713	1,865
Fixed Assets	12,672	13,064

	2000	2001
LIABILITIES AND SHAREHOLDERS' EQUITY	18,265	19,513
Trade Accounts Payable	4,286	5,191
Others	2,672	2,903
Shareholders' Equity	11,307	11,419

Letter to our Shareholders

2001 was a year of great challenges for the Gigante Group operation, due to the deceleration of the economy and to increased competition in the business sector. On the positive side, inflation and interest rate levels went down, in addition to an appreciation of the peso vis-à-vis the dollar, all of which had a favorable impact on the bases of economic stability, which encourages us to envision a better future for both the Gigante Group and Mexico.

In view of our awareness of the growing competition within the sector and of the fact that the customer is our company's first objective, during the last few years we have been involved in an extensive process of organizational and operating restructuring which is focused on shaping the Gigante of the new century.

During 2001, the changes were aimed at achieving a better definition of our store formats, in which each of them is treated as a freestanding business unit. The foregoing allows for greater operating efficiency, more appealing prices, as well as an improved ability to meet the needs and expectations of our consumers. At the same time, this decision gives us the opportunity to optimize our resources and take advantage of the corporation's human talent.

A great deal of progress has been made in integrating and centralizing activities, thereby strictly controlling expenses. We have likewise started to observe the benefits of our technological investments, particularly in the connections with suppliers, as well as the massive storage of data which enhances the decision-making process of our buyers and unit managers.

One of the key events within the Company during this period was the strengthening of our presence in Southeast Mexico, as a result of our having purchased the operation of 13 stores belonging to the Super Maz chain. This transaction was carried out during the third quarter of the year, and starting in October its results were consolidated with those of the Gigante Group. This action, besides representing an increase in our sales area, will enable us to take advantage of the consolidation process that is taking place in the industry, and thus reinforce our market share and operations in this growing region in the country.

In 2001, our expansion and renewal program was reflected in the opening of 60 units and the remodeling of 27, with which our sales floor grew 6.6%. These refurbishment activities included the conversion to the new image of the Super Gigante stores and Toks restaurants. This endeavor required an investment of 912 million pesos, which were fully taken from the cash flow generated by the Gigante Group operation.

On the other hand, in 2001 we also continued to pursue the growth of both Office Depot and Radio Shack, which are part of our strategic joint venture policy. Our alliance with PriceSmart Inc. will be added in 2002, with the purpose of operating a new Membership Club format in Mexico.

Important goals have been accomplished this year to continue with our development. The revamping of establishments, as well as the administrative and operative restructuring - supported by a new technological platform - will make it possible for us to benefit from the industry's consolidation process in the years to come, so as to offer our shareholders a more solid, better-positioned and more efficient Gigante Group. We sincerely thank our shareholders, clientele, suppliers and employees for their valuable preference and collaboration.

Ángel Losada G.
Chairman of the Board of Directors

Ángel Losada M.
President

Results

NET SALES
(In billions of constant pesos)

$29.6



29.6
28.4
26.1
24.3
1998 1999 2000 2001

OPERATING EXPENSES
(As a % of sales, without depreciation)

15.0%



15.9%
15.5%
15.1%
15.0%
1998 1999 2000 2001

OPERATING MARGIN
(As a % of sales)

3.6%



3.6%
4.0%
4.4%
3.6%
1998 1999 2000 2001


EBITDA
(Operating income + depreciation)
5.5 %
5.1%
5.7%
6.2%
5.5%
1998 1999 2000 2001


INVESTMENT IN FIXED ASSETS
(In millions of constant pesos)
$912
1,657
1,670
1,298
912
1998 1999 2000 2001

In 2001, the Group's total sales went up 4.4%. Operating expenses were also strictly controlled.

Gigante



Having 103 units in operation, the Gigante stores represent the format with the largest number of establishments within the Group, and with one of the greatest presence on a national level. During this period, two stores were opened - one in Silao, Guanajuato and another one in Reynosa, Tamaulipas - with which there was a total sales area of 6,626,830 sq. ft. at year-end.

The target consumer being middle-upper and upper class, the stores managed under this format have an average sales floor of 64,338 sq. ft. and offer their customers around 50,000 products. Items go from consumer products to clothing and general merchandise, while combining permanently competitive prices and ongoing special sales.

As part of the group's overall renewal and modernization process, in 2001 seven Gigante stores were remodeled throughout the country. This fact supports the Company's effort to provide its clientele with more comfortable and accessible facilities.



	sq. ft.	Stores	Employees	Openings
2000	6,518,622	131	23,310	6
2001	6,626,830	103*	20,675	2

*30 units under the Gigante format were converted to Super Gigante stores.


The Gigante store format is present
in 19 Mexican states,
thus making it one of the most
important ones in the country.


Bodega
GIGANTE
BRAUN Aromaster 12
Thanks to a better definition of the format
Bodega Gigante
has been widely accepted
by our customers.

Bodega Gigante


Cheerios

The object of Bodega Gigante is to serve the middle and low-income socioeconomic classes. To this end, it focuses its efforts on improving operating efficiency and cutting costs, thereby offering its customers over 30,000 quality items at the lowest possible price.

At year-end, Bodega Gigante managed 54 units with a total sales area of 2,224,232 sq. ft. This includes 13 stores of the Super Maz chain which were added to the operation in October, thus reinforcing the Group's presence in Southeast Mexico. Also, 11 establishments were remodeled during the period.

Thanks to a better definition of the format, during 2001 Bodega Gigante was widely accepted by our customers. This business allows for great expansion potential, since it is aimed at the largest-growing population sector in the country.



	sq. ft.	Stores	Employees	Openings
2000	1,956,676	41	4,644	1
2001	2,224,232	54	4,814	13


The new Super Gigante image is aimed at providing
a pleasant shopping experience in comfortable
facilities, while offering customers
exactly what they expect to find.

Super Gigante



The Super G format, focused on the middle and upper socioeconomic classes, is present in nine Mexican states, having 66 stores - 5 of which operate under the name of Super Gigante -. At the end of 2001, two new stores were added, with which the total sales area was 1,497,481 sq. ft. Six units were also remodeled.

These establishments feature over 20,000 products and have an average sales floor of 22,689 sq. ft. Their priorities are customer service, personalized treatment, as well as a large variety of top-quality supermarket items and perishables. Their layouts are spacious and modern, in addition to making traffic flow easy, thus offering their patronage the best shopping experience in the market.

To ensure complete customer satisfaction, a "Guarantee" campaign has been launched that covers anything from swiftness in the checkout lanes to the reliability of the merchandise being permanently in supply.


Super
GIGANTE

	sq. ft.	Stores	Employees	Openings
2000	679,228	34	2,147	8
2001	1,497,481	66*	5,823	2

* 30 units under the Gigante format were converted to Super Gigante stores.


Bakery
GIGANTE

Our bakery, prepared food and other departments of this sort offer unique benefits to the Hispanic community of Los Angeles, California.

Gigante USA


Charmin
Tide
Corona
Colgate

The Gigante USA stores, located in the Los Angeles, California area, tend to the needs of the growing Hispanic community in that region. There are three units in operation, and the total sales area is 100,265 sq. ft. In addition to the advantages of a traditional supermarket, they feature a range of services that provide added value and which are not offered by their competition in the US such as bakeries, tortilla shops, and prepared Mexican food. During 2002, we will continue to expand this business, thus consolidating the presence of Gigante in the aforementioned market niche.

SuperPrecio



Since its conception, the SuperPrecio format has aimed at offering quality staple items at permanently low prices, and as close as possible to its customers' homes.

During 2001, twenty-five stores were opened in the most densely-populated zones of Mexico City and its metropolitan area, in addition to two other ones in Puebla, with which there was a total of 42 units operating at year-end with a sales area of 163,868 sq. ft.

These establishments have an average sales floor of 3,902 sq. ft. and feature around 1,200 items - such as groceries, dairy products, chicken and eggs - within a comfortable atmosphere and quick shopping experience.


SuperPrecio
¿Por qué
comprar en
grande,
si aquí
SuperPrecio
El Super del Ahorro

The SuperPrecio stores offer top-quality staple items at permanently low prices.

Centralized distribution allows for greater power of negotiation with our suppliers, which always results in lower consumer prices.



FIN DE
ZONA 24
INICIO
ZONA 27

Distribution Center



GIGANTE
150

In a total area of 638,293 sq. ft., the Gigante Group has distribution centers in Mexico City, Federal District; Tijuana, Baja California; Guadalajara, Jalisco; Monterrey, Nuevo Leon; and Merida, Yucatan.

Their mission is to guarantee the supply of merchandise requested by the points of sale, in as little time as possible and in the correct amount. Distribution procedures have thereby become more efficient, and out-of-stocks have decreased in the stores.

During the period, 43% of total sales passed through the distribution centers, accounting for an increase of 13 percentage points compared with last year.

Private Label

MARCA GIGANTE

At the end of 2001, the Gigante Group had 1,150 private label products, accounting for a 22% increase compared with last year. Also, 35% of the merchandise has been redesigned and relaunched to ensure greater customer satisfaction.

Some of the Gigante Label items are leaders in the product category to which they belong, and others are among the three most sold brands, a fact that proves the consumers' preference.



OCT.2002 L.289..60158
Toallas Multiusos
Bebetines
Super Sec
Papel Aluminio
Cat Food
Café Puro
Champiñones
Aromatizante

Toks



The renewal and expansion process during the year also included our restaurant chain. During this period, the establishments of La Villa, Basilica and Palmas were refurbished under the new Toks image, and a unit was opened in the city of Leon, Guanajuato.

At year-end, we were operating 36 family-type restaurants under the Toks trade name and 5 specialized restaurants. These units have a total seating capacity of 9,001, and they account for 1.5% of the Company's total sales.

Our restaurant chain is being renewed so as to offer better service, as well as a warmer and more comfortable atmosphere.




Office Depot confirms its position as leader in the marketing of office supplies.
TOSHIBA
Office
Office DEPOT

Office Depot



The opening of 10 Office Depot stores during 2001 once again proves the outstanding results of this joint venture, and confirms its position as leader in the marketing of office supplies. With 63 units in operation at year-end and a sales area of 1,270,982 sq. ft., this business accounts for 5.6% of the Group's total sales. During the next year, growth will continue at the same pace in order to expand and reinforce the competitive advantages that Office Depot has at present in the Mexican office supply market.

Radio Shack



Our joint venture with Radio Shack Corp. operated a total of 63 self-owned stores and 52 franchises in 2001. During this period, 5 units were opened, thereby arriving at a total sales area of 75,099 sq. ft., in addition to 13 new franchises. Radio Shack is present in 40 Mexican cities, and offers its clientele approximately 3,900 electronic products, including audio and video equipment.

A wide variety of specialized electronic products is one of our competitive advantages.



Radio Shack
RadioShack



Having trained and competent personnel to wait on our customers is a priority in the Gigante Group.

Human Resources



The Gigante Group will always be committed to the development and training of its personnel. For this reason, during 2001 several training sessions and seminars were given at all the staff levels.

The Company finished the year with 36,849 employees, which accounts for a 4.6% increase compared with the year 2000.

Board of Directors

Ángel Losada G.	Chairman
Ángel Losada M.	Vice Chairman
Jaime Alverde L.	Board Member
Braulio Arsuaga T.	Board Member
Gonzalo Barrutieta L.	Board Member
Armando Garza S.	Board Member
Manuel Medina M.	Board Member
Gilberto Perezalonso C.	Board Member
Luis Rebollar C.	Board Member
Roberto Salvo H.	Board Member
Luis Santana C.	Board Member
Javier Martinez del Campo L.	Secretary
Ernesto Valenzuela E.	Examiner
Roberto Salvo H.	Chief Executive Officer

Financial Statements

Examiner's Report

ERNESTO VALENZUELA ESPINOZA

To the Stockholders of
Grupo Gigante, S. A. de C. V.:

As Company Examiner, in compliance with article 166 of the General Corporate Law and the company bylaws of Grupo Gigante, S. A. de C. V., I submit my report on the truthfulness, adequacy and fairness of the individual and consolidated information which the Board of Directors has furnished to you relative to the progress of the company for the year ended December 31, 2001.

I attended the Stockholders' and Board of Directors' meetings held, and obtained information from the directors and administrators on those operations, documentation and records which I deemed necessary to examine. My review was performed in accordance with generally accepted auditing standards in Mexico.

In my opinion, the accounting and reporting criteria and policies followed by the Company and considered by the administrators to prepare the information which they presented to this meeting, are adequate and sufficient, and were applied consistently with the prior year. Consequently, such information reflects truthfully, fairly and sufficiently the individual and consolidated financial position of Grupo Gigante, S. A. de C. V. at December 31, 2001, and the individual and consolidated results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Ernesto Valenzuela Espinoza
Examiner

Mexico City, February 25, 2002

Independent Auditors' Report

Galaz, Gómez Morfín
Chavero, Yamazaki, S.C.
Jaime Balmes No.11
Edificio B, Polanco
11510 México, D.F.

Tel. (52) 5283-7777
Fax. (52) 5283-7600
www.deloitte.com.mx

Deloitte & Touche

To the Board of Directors and Stockholders
of Grupo Gigante, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Gigante, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Gigante, S. A. de C. V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Francisco Pérez Cisneros

February 25, 2002

Deloitte
Touche
Tohmatsu

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	$ 471,694	$ 319,116
Accounts receivable (Note 3)	1,150,689	959,842
Inventories	4,113,405	3,561,089
Prepaid expenses	192,731	158,983
Total current assets	5,928,519	4,999,030
PROPERTY AND EQUIPMENT - net (Note 4)	13,064,336	12,671,888
INVESTMENT IN SHARES (Note 5)		18,345
EXCESS OF COST OF SUBSIDIARIES ACQUIRED OVER FAIR VALUE OF NET ASSETS ACQUIRED AND OTHER ASSETS (Note 6)	520,261	576,105
TOTAL	$ 19,513,116	$ 18,265,368
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to financial institutions		$ 141,534
Current portion of long-term debt (Note 7)	$ 23,708	517,837
Accounts payable	5,191,433	4,285,618
Accrued expenses and taxes	1,025,167	864,672
Total current liabilities	6,240,308	5,809,661
LONG-TERM DEBT (Note 7)	568,586	37,844
DEFERRED INCOME TAX (Note 12)	1,285,150	1,110,854
Total liabilities	8,094,044	6,958,359
COMMITMENTS (Note 14)		
STOCKHOLDERS' EQUITY (Note 9):		
Common stock	2,084,203	2,084,229
Additional paid-in capital	5,838,588	5,840,298
Retained earnings	12,743,673	12,112,651
Insufficiency in restated stockholders' equity	(8,265,550)	(7,711,985)
Cumulative effect of deferred income tax	(1,018,184)	(1,018,184)
Majority stockholders' equity	11,382,730	11,307,009
Minority stockholders' equity	36,342	
Total stockholders' equity	11,419,072	11,307,009
TOTAL	$ 19,513,116	$ 18,265,368

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001, except earnings per share)

	2001	2000
REVENUES:		
Net sales	$ 29,318,439	$ 28,204,318
Other	307,364	168,066
Total revenues	29,625,803	28,372,384
COSTS AND EXPENSES:		
Cost of sales	23,532,488	22,317,457
Operating expenses	5,024,472	4,802,129
Total costs and expenses	28,556,960	27,119,586
INCOME FROM OPERATIONS	1,068,843	1,252,798
NET COMPREHENSIVE FINANCING COST (INCOME) (Note 11)	25,014	(253,236)
OTHER EXPENSE	66,129	72,142
INCOME BEFORE PROVISIONS	977,700	1,433,892
PROVISIONS (Note 12):		
Income tax	319,058	347,586
Employee statutory profit-sharing	8,944	20,522
	328,002	368,108
CONSOLIDATED NET INCOME	$ 649,698	$ 1,065,784
Net income of majority stockholders	628,576	1,065,784
Net income of minority stockholders	21,122	
Consolidated net income	$ 649,698	$ 1,065,784
Basic earnings per ordinary share	0.64	1.08

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Insufficiency in Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Minority Stockholders' Equity	Equity (Note 9)
BALANCE, JANUARY 1, 2000	$ 2,088,700	$ 5,826,516	$ 11,045,475	$ (7,051,996)			$ 11,908,695
Sales of shares – net of repurchases	(4,471)	13,782	1,392				10,703
Net comprehensive loss			1,065,784	(659,989)	$ (1,018,184)		(612,389)
BALANCE, DECEMBER 31, 2000	2,084,229	5,840,298	12,112,651	(7,711,985)	(1,018,184)		11,307,009
Sales of shares – net of repurchases	(26)	(1,710)	2,446				710
Net comprehensive income			628,576	(553,565)		$ 36,342	111,353
BALANCE, DECEMBER 31, 2001	$ 2,084,203	$ 5,838,588	$12,743,673	$ (8,265,550)	$ (1,018,184)	$ 36,342	$ 11,419,072

See accompanying notes to consolidated financial statements.

Consolidated Statments of Changes in Financial Position

YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
OPERATING ACTIVITIES:		
Consolidated net income	$ 649,698	$ 1,065,784
Items that did not require resources:		
Depreciation and amortization	566,632	515,162
Equity in (income) loss of associated company	(4,177)	12,446
Deferred income tax	186,132	167,950
	1,398,285	1,761,342
Changes in current assets and liabilities:		
Accounts receivable	(165,024)	117,151
Inventories	(984,894)	(413,756)
Prepaid expenses	(33,749)	5,185
Accounts payable	811,675	(625,080)
Accrued expenses and taxes	153,841	182,050
Tax on assets paid included in deferred income tax	(58,038)	(60,456)
Net resources provided by operating activities	1,122,096	966,436
FINANCING ACTIVITIES:		
Long-term debt and notes payable- net	(104,920)	51,292
Cumulative effect of deferred income tax:		
Increase in liabilities - net		934,456
Decrease in stockholders' equity		(1,018,184)
Sales of shares - net	710	10,703
Net resources used in financing activities	(104,210)	(21,733)
INVESTING ACTIVITIES:		
Acquisition of property and equipment - net	(912,076)	(1,298,145)
Investment in shares	(3,076)	(15,969)
Other assets	49,844	(13,439)
Net resources used in investing activities	(865,308)	(1,327,553)
CASH AND TEMPORARY INVESTMENTS:		
Increase (decrease)	152,578	(382,850)
Beginning of year	319,116	701,966
End of year	$ 471,694	$ 319,116

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001, except per share data)

1 NATURE OF BUSINESS AND BASIS OF PRESENTATION

a. **Nature of business and basis of presentation** – Grupo Gigante, S. A. de C. V. and subsidiaries (the Company) are engaged in self-service stores that sell groceries, perishables, clothing, general merchandise, office supplies and electronic goods. The consolidated financial statements include those of the Company, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. are consolidated using the 50% proportionate consolidation method. Intercompany balances and transactions have been eliminated.

Company or Group	Equity	Activity
Gigante, S. A. de C. V.	99.99%	223 self-service stores that sell groceries, perishables, clothing and general merchandise
Office Depot de México, S. A. de C. V.	50%	61 office supply stores and two distribution centers.
Gigante Holding International, Inc.	100%	3 self-service stores focusing on the latin market in Los Angeles, California.
Cafeterías Toks, S. A. de C. V.	99.99%	A chain of 41 restaurants..
Tiendas Super Precio, S. A. de C. V.	99.98%	42 self-service stores that sell groceries.
Radio Shack de México, S. A. de C. V.	51%	63 stores that sell electronic goods.
Controtiendas, S. A. de C. V.	99.99%	37 real estate companies that own land where Company stores are located.
Bodega Gigante, S. A. de C. V.	99.99%	11 real estate companies that own land where Company stores are located.
Controladora del Norte, S. A. de C. V.	99.99%	5 real estate companies that own land where Company stores are located.
Gigante-Fleming, S. A. de C. V.	99.99%	A real estate company that owns land where two Company stores are located.
Servicios Gigante, S. A. de C. V.	99.98%	Administrative services.
Servicios Toks, S. A. de C. V.	99.98%	Administrative services.
Pagos en Línea, S. A. de C. V.	99.98%	Electronic cash transfers in Mexico.
Central de Franquicias, S. A. de C. V.	99.98%	Administration of franchises, names and commercial notices.
Controladora de Franquicias, S. A. de C. V.	99.99%	Administration of franchises, names and commercial notices.

b. Comprehensive income - In August 2000 the Mexican Institute of Public Accountants issued Bulletin B-4, "Comprehensive Income" (B-4), the application of which is mandatory for the year beginning January 1, 2001. In accordance with the regulations of B-4, the consolidated statement of changes in stockholders' equity for the year ended December 31, 2000 was restated to present comprehensive loss (see Note 9.d).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with generally accepted accounting principles in Mexico and are summarized as follows:

a. Comparability - On October 1, 2001 the Company acquired 2% of the shares of Radio Shack de México, S. A. de C. V., increasing its *equity to 51% and thus acquiring control. Accordingly, as of that date the information of this entity is consolidated with the* Company's financial statements. The acquisition cost of the shares was $3,076. Related condensed financial information, expressed in Mexican pesos of purchasing power of December 31, 2001, is summarized below.

	September, 30 2001 (Unaudited)
Balance sheet:	
Current assets	$ 117,692
Fixed assets	26,876
Other long-term assets	14,521
Current liabilities	(108,537)
Stockholders' equity	$ 50,552

	October 1 to December 31, 2001
Statement of income:	
Revenues	$ 132,486
Cost and expenses	(116,936)
Other income - net	3,058
Taxes	24,500
Net income	$ 43,108

b. Translation of subsidiary financial statements - The financial statements of the subsidiary denominated in foreign currency are translated into Mexican pesos by applying Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

The foreign subsidiary operates independently of the Company in terms of finances and operations; therefore, exchange differences generated by the translation of the financial statements are presented in stockholders' equity under the heading of insufficiency in restated stockholders' equity. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of the year-end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

Monetary and nonmonetary assets and liabilities - The closing exchange rate in effect at the balance sheet date.
Common stock - The exchange rate in effect on the date the contributions were made.
Accumulated deficit - The exchange rate in effect at the close of the year in which generated.
Revenues and expenses - The exchange rate in effect at the close of the period reported.

The financial statements of the foreign subsidiary included in the 2000 consolidated financial statements are restated to purchasing power of the currency of the country in which the subsidiary operates, and are converted into Mexican pesos at the exchange rate of December 31, 2001.

c. Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. Inventories and cost of sales - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. Property and equipment - Property and equipment are initially recorded at acquisition cost and are restated by the method of adjustments due to changes in general price levels, using the National Consumer Price Index ("NCPI"). In accordance with the Fifth Document of Amendments to Bulletin B-10 (Modified), the costs used to restate fixed assets acquired prior to December 31, 1996 were those reported at that date based on net replacement values determined by independent experts. Depreciation and amortization are calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years
Buildings	50
Store equipment	13
Furniture and equipment	10
Vehicles	8
Buildings on leased property	50

f. Excess of cost of subsidiaries over fair value of net assets acquired - Excess of cost of subsidiaries acquired over fair value of net assets acquired, is restated using the NCPI and amortized over 20 years.

g. Retirement labor obligations - Seniority premiums are recognized as costs over employee years of service and calculated by independent experts using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

h. Income tax, tax on assets and employee statutory profit-sharing - The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

As of January 1, 2000, the Company implemented Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-sharing" (D-4), which was reported as a cumulative effect of deferred income tax within stockholders' equity. Such cumulative effect recorded on January 1, 2000 was $1,018,184.

i. Foreign currency transactions - Foreign currency transactions are recorded at the exchange rate applicable at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate at the date of the financial statements. Exchange fluctuations are recorded in results of operations.

j. Monetary position gain - Monetary position result is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

k. Use of estimates - The preparation of financial statements in accordance with generally accepted accounting principles in Mexico requires management to make estimates and assumptions which affect the amounts reported in the consolidated financial statements and the accompanying disclosures. Although these estimates are based on management's best knowledge of current events, actual results may differ.

l. Earnings per share - Earnings per share results from dividing net majority income by the weighted average number of outstanding ordinary shares during the year. In the case of 2000, this was determined by considering that the consolidation of shares mentioned in note 9.b had effects during the entire fiscal year.

m. Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform with the presentation adopted in 2001.

3 ACCOUNTS RECEIVABLE

	2001	2000
Trade	$ 719,993	$ 595,650
Recoverable taxes	232,945	207,307
Others	197,751	156,885
	$ 1,150,689	$ 959,842

4 PROPERTY AND EQUIPMENT

	2001	2000
Buildings	$ 4,873,096	$ 4,799,768
Store equipment	5,219,779	5,104,060
Furniture and equipment	404,159	386,842
Vehicles	196,010	170,287
Buildings on leased property	2,541,044	2,355,611
	13,234,088	12,816,568
Accumulated depreciation and amortization	(4,911,510)	(4,349,765)
	8,322,578	8,466,803
Construction in progress	348,019	54,792
Land	4,393,739	4,150,293
Total property and equipment - net	$ 13,064,336	$ 12,671,888

5 INVESTMENT IN SHARES

The balance at December 31, 2000 refers to the investment in Radio Shack de México, S. A. de C. V., an associated company, in which the Company owned 49% of the common stock. On October 1, 2001 the Company acquired an additional 2% of the shares and thus, acquired control.

6 EXCESS OF COST OF SUBSIDIARIES ACQUIRED OVER FAIR VALUE OF NET ASSETS ACQUIRED AND OTHER ASSETS

	2001	2000
Excess of cost of subsidiaries acquired over fair value of net assets acquired - net	$ 396,609	$ 423,151
Trust to acquire shares	69,685	85,020
Other non-current assets	53,967	67,934
	$ 520,261	$ 576,105

7 LONG-TERM DEBT

	2001	2000
Unsecured notes payable to banks at the 28-day interbank interest rate (TIIE) multiplied by 1.045, providing that such amount is lower than TIIE plus 1.6 percentage points, or higher than TIIE plus 0.75 percentage points (rate at December 31, 2001, was 9.68%), expiring on September 28, 2005.	$ 500,000	
Note payable with no maturity date, collateralized by real estate with a net book value of $111,000; interest on outstanding balances is calculated at the 28-day TIIE plus 2.0% (rate at December 31, 2001, was 9.94%)	70,767	
Note payable with no maturity date, collateralized by real estate with a net book value of $74,313; interest on outstanding balances is calculated using the higher of the average cost of funds or average interbank rate minus two points (December 31, 2001 and 2000 such rates were 10.87% and 16.75%, respectively).	21,527	$ 48,369
Notes payable to banks, unsecured, repaid on September 2001.		495,900
Promissory note totaling US$1,022,117, payable to Fleming, Inc. for the balance of the purchase of its minority interest in Gigante Fleming, repaid January 2001.		11,412
	592,294	555,681
Current portion	(23,708)	(517,837)
Total long-term debt	$ 568,586	$ 37,844

8 COMPANY BENEFITS AND SENIORITY PREMIUM PLANS

Costs included in operating expenses:

	2001	2000
Fringe benefits	$ 328,123	$ 334,833
Seniority premiums	3,243	5,897
	$ 331,366	$ 340,730

9 STOCKHOLDERS' EQUITY

a. Stockholders' equity, at December 31, 2001, consists of the following:

	Number of Shares	Historical Value	Restatement Effect	Total
Fixed capital	176,734,102	$ 18,922	$ 357,776	$ 376,698
Variable capital	801,098,246	85,770	1,621,735	1,707,505
	977,832,348	104,692	1,979,511	2,084,203
Additional paid-in capital		2,120,647	3,717,941	5,838,588
Retained earnings		3,049,148	9,694,525	12,743,673
Insufficiency in restated stockholders' equity			(8,265,550)	(8,265,550)
Cumulative effect of deferred income tax		(895,073)	(123,111)	(1,018,184)
Minority interest		35,995	347	36,342
TOTAL	977,832,348	$ 4,415,409	$ 7,003,663	$ 11,419,072

Common stock is comprised of common nominative shares. Fixed capital stock may not be withdrawn. Variable capital shares are freely subscribed. Variable capital may not be greater than ten times fixed capital.

b. Pursuant to the resolution of the stockholders' meeting on April 18, 2000, the Company consolidated shares by issuing a new share series at that date to form a sole series, and thus eliminating series "A" and "B".

c. At December 31, 2001 and 2000, the Company has 8,056,767 and 7,748,667 shares repurchased in treasury. The market value of such shares is $11 and $16.50 per share at such dates, respectively.

d. Net comprehensive income presented in the accompanying statements of changes in stockholders' equity represents the Company's total activity during each year, and includes the net income of the year, plus other comprehensive income items of the same period, which, *in accordance with accounting principles generally accepted in Mexico, are presented directly in stockholders' equity without* affecting the statement of income. In 2001 and 2000, the other comprehensive income and loss, respectively, items consist of insufficiency in restated stockholders' equity, the translation effects of the foreign entity and the result of the investment of minority shareholders. Furthermore, in 2000 net comprehensive loss includes the cumulative effect of deferred income tax.

e. Insufficiency in restated stockholders' equity principally represents the accumulated monetary position losses up to the first restatement of the financial statements and the loss from holding nonmonetary assets, because estimated replacement costs increased below inflation.

f. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution may be credited against future income tax payable by the Company in the three fiscal years following such payment.

g. The balances of the tax accounts of stockholders' equity at December 31 are as follows:

	2001	2000
Contributed capital account	$ 6,586,206	$ 6,586,206
Consolidated net tax income account	2,096,501	2,096,501
Consolidated reinvested net tax income account	206,848	206,848
Total	$ 8,889,555	$ 8,889,555

10 FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, 2001 U.S. dollars monetary position is as follows:

	Balances Thousands of U.S. dollars	Mexican Peso Equivalent
Assets	7,678	$ 70,139
Liability	33,790	309,512
Liability position	26,112	$ 239,373

b. Approximately 5% and 4% of purchases of inventory were imported from the United States in 2001 and 2000, respectively.

c. Transactions denominated in U.S. dollars during the years ended December 31, 2001 and 2000 included imports of 132,998 and 138,974, respectively.

d. Exchange rates in effect at the dates of the financial statements were as follows:

	December 31, 2001	December 31, 2000	February 25, 2002
One U.S. dollar	$ 9.135	$ 9.65	$ 9.18

11 NET COMPREHENSIVE FINANCING COST (INCOME)

	2001	2000
Interest expense	$ 275,323	$ 277,275
Interest income	(18,340)	(35,117)
Foreign exchange fluctuations	(9,695)	(399)
Monetary position gain	(222,274)	(494,995)
	$ 25,014	$ (253,236)

12 INCOME TAXES, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING

The Company incurs consolidated income tax and tax on assets with its subsidiaries in the proportion which the holding company owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion will be calculated based on the average daily equity percentage which the holding company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries are made as if the holding company did not file a consolidated tax return.

a. The provisions for income tax and employee statutory profit-sharing consist of the following:

	2001	2000
Income tax:		
Current	$ 108,569	$ 46,830
Deferred	210,489	300,756
	$ 319,058	$ 347,586
Employee profit-sharing -		
Current	$ 8,944	$ 20,522

b. The Mexican income tax rate is 35% with the obligation to pay 30% currently and the option of postponing payment of the remaining 5% until profits are distributed. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Reconciliation of the statutory income tax rate and effective rate as a percentage of income before provisions for the year ended December 31, 2001 and 2000 is:

	2001	2000
Statutory rate	35%	35%
Effect of permanent differences, mainly nondeductible expenses	2	2
Effects of inflation	(5)	(10)
Other	1	(3)
Effective rate	33%	24%

c. At December 31, 2001 and 2000 the main items comprising the balance of deferred income tax are as follows:

	2001	2000
Deferred income tax liabilities:		
Property and equipment	$ (1,452,148)	$ (1,303,981)
Inventories	(1,391,651)	(1,280,862)
Other	(27,059)	(1,472)
	(2,870,858)	(2,586,315)
Deferred income tax assets:		
Tax inventory from 1986	329,503	345,159
Effect of tax loss carryforwards	334,968	148,276
Allowance for effect of tax loss carryforwards	(18,366)	
Other	30,903	55,871
	677,008	549,306
Recoverable tax on assets	930,728	926,155
Allowance for recoverable tax on assets	(22,028)	
Long-term liability, net	$ (1,285,150)	$ (1,110,854)

d. Subsequent changes in the income tax law - Changes to the income tax law enacted by the Mexican government on January 1, 2002 included the following:

- In addition to the reduction in the income tax rate mentioned above, and the new procedure to determine the proportion in which the holding company owns the shares of its subsidiaries, as mentioned in preceding paragraphs the Company no longer has the option of deferring the payment of 5% of taxable income until distribution of related profits.

- Any income tax paid on distributed dividends may be credited against future income tax payable by the Company in the three fiscal years following such payment.

- The obligation to withhold income tax for dividends paid to individuals or nonresidents is eliminated.

- Profit-sharing paid is no longer deductible against income taxes.

The effects of these changes on the calculation of deferred taxes will be recorded as of January 1, 2002, using the tax rate applicable when the temporary differences are expected to reverse. The net effect of these changes is expected to be a reduction of $41,000, in the deferred tax liability as of January 1, 2002, credited to deferred income tax expense.

e. At December 31, 2001 there are recurring, taxable temporary differences related to deferred employee statutory profit-sharing, mainly from inventories, for which a deferred employee statutory profit-sharing liability of approximately $55,000 was not recorded because the Company believes that they will not reverse due to the continued and recurring nature of its transactions. In addition, there are unquantified permanent differences, mainly from restatement of fixed assets, which could have an effect on employee statutory profit-sharing generated in the future.

f. Tax loss carryforwards and recoverable tax on assets for which the deferred income tax asset and prepaid expense, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts and expiration dates are as follows:

Tax loss	Tax on Assets	Year of Expiration
$ 15,144	$ 79,888	2002
53,801	82,102	2003
83,410	81,117	2004
81,420	82,362	2005
72,020	76,885	2006
26,269	184,814	2007
12,460	139,297	2008
54,881	75,935	2009
100,811	70,290	2010
456,836	58,038	2011
$ 957,052	$ 930,728	

13 COMMITMENTS

The Company has entered into land leases for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

In 2001 and 2000, rental expense was approximately $456,000 and $475,020, respectively.

14 NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments" (C-9), which is effective beginning January 1, 2003, although early application is encouraged. C-9 supercedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments", and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In February 2002, the IMCP issued new Bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supercedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

The Company has not fully assessed the effects of adopting these two new accounting principles in its financial position and results of operations. However, as the provisions recorded and development expenses incurred are immaterial, the Company's management believes that adoption of such new principles will not have a material effect on its financial position and results of operations.

15 SUBSEQUENT EVENT

On January 15, 2002, the Company announced its strategic alliance with PriceSmart, Inc., in which the companies agreed to invest US $20 million each in a new company, on a 50-50 basis, for the purpose of opening new stores in Mexico. PriceSmart, Inc. will issue US $20 million in preferred, convertible and redeemable shares of which the Company will buy US $15 million. The preferred shares may be converted into common stock of PriceSmart at an exercise price of US $37.50 per share, will have a cumulative dividend of 8% a year, and may be redeemed at the option of PriceSmart five years after issuance. Additionally, Price Smart gave the Company a purchase option on 200,000 common shares of PriceSmart at an exercise price of US $37.50 per share.

Corporate Information

GIGANTE*

GRUPO GIGANTE

Grupo Gigante S.A. de C.V.
Ejército Nacional No.769-A
Delegación Miguel Hidalgo
11520, México, D.F., México
www.gigante.com.mx

Investor Relations
Manuel Cullen
macullen@gigante.com.mx

Phone: (52) 55-5269-8187
55-5269-8075
Fax: (52) 55-5269-8308



GRUPO GIGANTE

www.grupogigante.com.mx

Design milenio3.com.mx Photography Guillermo Soto Printing Champagne Fine Printing

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Date and Place: April 4, 2002, Federal District, Mexico

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Matter: Chief Executive Office Report's Clarification stated that the Company's gross profit for the first quarter of 2002 rose to 231 million pesos, reaching a 3.3% margin as a percentage of net sales. It should say Company's operating income instead of gross profit.

Foreign Market:

(I)

02 SEP 11

Ticker: GIGANTE

Place: Federal District, Mexico

Date: May 3, 2002

Company: Grupo Gigante, S.A. de C.V.

Matter: GRUPO GIGANTE ANNOUNCES THE ACQUISITION OF THREE REAL ESTATE PROPERTIES TO BUILD PRICESMART STORES.

Relevant Event: Mexico's retail store network, and PriceSmart announce the acquisition of three real estate properties to build the first PriceSmart stores in Mexico. The properties are located in Celaya, Gto.; Irapuato, Gto.; and Queretaro, Qro. Moreover, the joint venture signed an agreement to lease a fourth property within Mexico City. In line with previous announcements, Grupo Gigante moves forward with its plan to open two PriceSmart stores in the year 2002, before the Christmas season. Grupo Gigante operates 436 units as follows: 106 Gigante stores, 54 Bodegas Gigante stores, 63 Super G stores, 42 SuperPrecio stores, 65 Office Depot stores, and 36 Toks cafeterias, 5 specialized restaurants and 65 Radio Shack stores. PriceSmart operates 26 units in 12 countries in Central America, The Caribbean and Asia (four in Panama, three in: Costa Rica, Guatemala, Dominican Republic and Philippines, two in: Salvador, Trinidad, Honduras and one in: Aruba, Barbados, Virgin Islands, USA and Guam. PriceSmart has also granted 10 licenses in China and one in Saipan, Micronesia.

Foreign Market:

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Date and Place: June 26, 2002, Federal District, Mexico

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Matter: Explanation regarding judicial proceedings between Gigante and Blanco

The controversy arises out of the refusal of former shareholders of Blanco Stores to receive the balance of a deposit made by Gigante in favor of Blanco to guarantee payment of hidden liabilities related to Blanco Store which was acquired by Gigante. As a consequence of the above, Gigante initiated a judicial proceeding to recognize termination of its payment obligation. Shareholders did not agree with the balance amount of such deposit and requested a higher amount to Gigante. Court judgment issued on July 2000 acknowledged Gigante's request, and it set forth that Gigante has fulfilled its payment obligation. Appeal judgment issued on May, 2002 recognized part of the Blanco claim and ordered Gigante to pay an amount notoriously lower to those amounts published through various communication means, and that in no manner whatsoever affect the Company's soundness or stability. Gigante has iniated an *amparo* proceeding to appeal the second judgment.

List of contents of the 2001 Annual Report submitted to the CNBV and to the BMV according to Rule 11-33 of the CNBV.

English Translation of the Executive Summary of the Annual Report for 2001 submitted to the national banking and Securities Commission in accordance with Rule 11-33.

The Company is one of the leading self-service chains in Mexico, selling groceries, perishables, clothing and general merchandise. As of December 31, 2001, the Company operates 268 self-service stores throughout Mexico under the following formats: Gigante, Bodega Gigante, SuperG y SuperPrecio. It also operates three Gigante stores in Los Angeles, California. Likewise the Company operates 36 Toks restaurants, 5 specialties restaurants and through join ventures agreements, 63 Office Depot stores and 63 Radio Shack stores.

Gigante, S.A. de C.V. was organized and opened its first store in 1962. Since its incorporation, Gigante has expanded its operations and the offer of products and services through acquisitions, opening of new stores and through the development of new concepts of stores. The four main formats are hypermarkets Gigante, Bodega Gigante stores, SuperG supermarkets and SuperPrecio stores. These formats correspond to various sizes, services rendered, products variety, location and clients targeted. Together, these four different formats represented 92.5% of the Company's income during 2001.

Summary of Financial Information

During 2001, sales grew to 29,625 million pesos, representing an increase of 4.4% compared to 2000. Same store sales during 2001 decreased 1.5% compared to the previous year. Gross margin was 20.6% during 2001, 70 basis points under the one registered in 2000.

Operating expenses increased 4.6% during 2001. As a percentage of net sales, operating expenses represented 17.0%, very similar to the previous year.

Income from operations during 2001 was 14.7% lower than the one registered in 2000. During 2001, the operating cash flow generated was 20.6% lower than the one registered during 2000.

Net income for the year 2001 was 39.0% lower than the previous year. Provision for taxes during 2001 amounted to 319 million pesos in accordance with the accounting principle set forth in Bulletin D-4.

Market Characteristics

The Mexican self-service market is characterized by the variety of its consumers, based on their different income level. This industry provides services through: (i) modern formats such as supermarkets, department stores and hypermarkets; (ii) traditional formats, such as small independent stores; and (iii) informal facilities such as provisional markets and street salesmen. The large size of the informal sector (more than 50% of the Mexican market according to ANTAD) represents a significant opportunity for the Company to obtain a higher market share, provided that consumers are preferring improved services, more variety of products and more competitive prices which are offered by large self-service stores. The use of various formats and its wide geographic coverage enables the Company to target different consumers through the selection of the appropriate format for each location.

Competitive Strengths

The Company deems that its good position in the Mexican market is mainly due to the following:

National coverage. With operations in 69 cities in Mexico, the Company has a presence in almost all the regions of the country and has the broadest geographic coverage of the self-service industry in Mexico. This coverage enables the Company to have the resources to operate the existing markets more efficiently through all the Mexican Republic.

Diversity of Formats. The various formats of the Company's stores, that include Gigante hypermarkets, Bodega Gigante, SuperG supermarkets, SuperPrecio stores, Gigante USA supermarkets, Office Depot stores and Radio Shack stores, enable the Company to increase its market share by addressing the different needs of its customer base in each of the markets where the Company operates. Each format is designed to target a different sector according to its economic and social characteristics, resulting in different price ranges, size of the stores, products and additional services offered.

Gigante hypermarkets are designed for the largest segment of consumers with different income levels, while Bodega Gigante stores are focused on consumers with medium and low income levels, SuperG supermarkets are designed for consumers with medium to high income levels and SuperPrecio stores are directed to consumers with lower income levels.

Gigante USA supermarkets target the Latin American community in the Los Angeles, California area. Office Depot and Radio Shack stores address certain specific consumers' needs, such as office and stationery products and electronic appliances, respectively. As a complement to its various formats, the Company also operates a chain of family and specialty restaurants, many of which are located next to or near to the stores, providing consumers with an additional incentive to purchase in the Company's stores.

Recognized Brand Name. Through continuous marketing and media campaigns and supported by the Company's national geographic coverage, the "Gigante" brand name is widely recognized by Mexican people and it has expanded to the Latin American population in the area of Los Angeles, California. The "Gigante" brand name is frequently linked to value and service, with a high recognition in all the Mexican Republic, which enables the Company to attract new clients when it opens a new store and to more efficiently conduct its marketing and promotional campaigns.

Significant Joint Ventures. The Company recognizes that is competitive strengths are supported by the soundness of its joint venture partners. The Office Depot stores, a result of the joint venture with Office Depot, Inc., commenced their operations in 1994 and are the format that has grown more rapidly with a total of 63 stores in operations in 34 cities. In 1992, the Company set forth a joint venture with Radio Shack that currently operates 63 Radio Shack stores and 52 franchises in 40 Mexican cities. At the beginning of 2002, the Company executed the most recent joint venture agreement with PriceSmart Inc. to develop the format of price club stores throughout Mexico.

Store Formats

As a result of the change in the Mexican consumers preferences from traditional stores and informal markets towards large supermarkets, hypermarkets and chain stores, the Company has addressed these new requirements with the development of a diversity of formats and products addressed to consumers of different social and income levels.

Value Added Services

Value added services offered by the Company are designed to increase the amount of consumers in the stores and, therefore, to generate higher income. These services, offered in the Company's stores, are designed to improve consumers' satisfaction by offering convenient and easy ways to purchase different products known as "purchases in the same place". Among the value added services offered by the Company are the following: bakeries, *tortillerias*, pharmacies, butcher stores, bank branches, credit cards issued by financial institutions with the Company's brand, reception of money transfers and checks, payment of services such as telephone and cable TV, photo labs, laundries, eye care stores, tire stores and small restaurants.

List of contents of the 2001 Compliance Report with the Best Corporate Practice Code submitted to the CNBV and to the BMV according to Rule 11-33 of the CNBV.

(L) (M)

English Summary of Notice to Shareholders published in the Official Gazette of the Federation on April 10, 2002

Grupo Gigante, S.A. de C.V.
Notice to Shareholders

The General Ordinary and Extraordinary General Shareholders' Meeting held on April 3rd, 2002, approved that 17 million of the 54 million common shares, currently deposited at the Company's treasury may be offered at a price equivalent to $9.75 pesos per share to the Company's officers and the Company's subsidiaries under the stock plan of the Company.

In accordance with the provisions of the Articles 8 and 132 of the General Law of Commercial Companies, the shareholders who do not waive their preemptive right to subscribe and pay the corresponding portion of the above mentioned 17 million shares, may exercise their right proportionally to their current stockholding within a period of fifteen calendar days as of the date hereof. The subscription price shall be $9.75 pesos per share to be payable in cash at subscription. Any unsubscribed shares shall be deposited at the Company's treasury and may be offered to the Company's officers and subsidiaries under the Company's stock plan at a price of $9.75 pesos per share.

Lic. Juan Camarillo Amaro
Shareholders' Meeting Delegate
Mexico, D.F., April 3rd, 2002.